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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2001

REGISTRATION NO. 333-60526

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
To

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SIMON PROPERTY GROUP, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	6798	04-6268599
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

NATIONAL CITY CENTER
115 WEST WASHINGTON STREET, SUITE 15 EAST
INDIANAPOLIS, IN 46204
(317) 636-1600
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

JAMES M. BARKLEY, ESQ.
GENERAL COUNSEL
NATIONAL CITY CENTER
115 WEST WASHINGTON STREET, SUITE 15 EAST
INDIANAPOLIS, IN 46204
(317) 636-1600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
AREA CODE, OF AGENT FOR SERVICE)

COPIES TO:

DAVID C. WORRELL, ESQ.
BAKER & DANIELS
300 NORTH MERIDIAN STREET, SUITE 2700
INDIANAPOLIS, INDIANA 46204
(317) 237-0300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement and upon the effective time of the merger (the "Merger") of SPG Properties, Inc. with and into the Registrant.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

May 24, 2001

Dear Stockholders of SPG Properties, Inc.

    Attached is an information statement-prospectus relating to the proposed merger of SPG Properties, Inc. into Simon Property Group, Inc. The merger will simplify our organizational structure by eliminating Properties as a separate subsidiary of Simon. In the merger, each share of Properties' common stock which is not held by Simon (Simon owns 99.9% of the Properties' common stock) will be converted into the right to receive $26.28 in cash and each share of the two outstanding series of Properties' preferred stock will be converted into shares of one of two newly established series of Simon preferred stock with identical powers, designations, preferences and rights.

    Although there will be a special meeting of stockholders of Properties on June 28, 2001 to vote on the merger, you do not need to attend. Simon already owns a sufficient number of shares of Properties' common stock to approve the merger and no vote will be required by the holders of the Properties' preferred stock. As a result, we are not asking you for a proxy and you are requested not to send us a proxy.

    The accompanying notice of meeting and information statement-prospectus explain the merger and provide specific information concerning the special meeting. Please read these materials carefully. You should carefully consider the risk factors relating to the merger beginning on page 10.

    You will be notified when the merger has been completed and sent a letter of transmittal and instructions for the purpose of receiving the cash (for owners of Properties' common stock) or exchanging your certificates (for owners of Properties' preferred stock). Thank you for your support.

Cordially,

David Simon Chief Executive Officer

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued or determined if this information statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This information statement-prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation would be illegal.

This information statement-prospectus is dated May 24, 2001 and is first being mailed to stockholders on or about May 25, 2001.

SOURCES OF ADDITIONAL INFORMATION

    THIS INFORMATION STATEMENT-PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT SIMON OR PROPERTIES THAT IS NOT INCLUDED OR DELIVERED WITH THIS DOCUMENT. SUCH INFORMATION IS AVAILABLE WITHOUT CHARGE TO PROPERTIES STOCKHOLDERS UPON WRITTEN OR ORAL REQUEST. CONTACT SIMON PROPERTY GROUP, NATIONAL CITY CENTER, 115 WEST WASHINGTON STREET, SUITE 15 EAST, INDIANAPOLIS, INDIANA 46204, (317) 685-7330, ATTENTION: INVESTOR RELATIONS. TO OBTAIN TIMELY DELIVERY OF REQUESTED DOCUMENTS PRIOR TO THE TIME BY WHICH YOU MUST EXERCISE YOUR APPRAISAL RIGHTS TO AVOID WAIVING THEM, YOU MUST REQUEST THE INCORPORATED INFORMATION NO LATER THAN JUNE 21, 2001. ALSO SEE "WHERE YOU CAN FIND MORE INFORMATION" IN THIS INFORMATION STATEMENT-PROSPECTUS.

SPG PROPERTIES, INC.
115 WEST WASHINGTON STREET
INDIANAPOLIS, INDIANA 46204

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To The Stockholders of SPG Properties, Inc.:

    Please take notice that a special meeting of stockholders of SPG Properties, Inc. ("Properties") will be held at 115 West Washington Street, 15th Floor-East Tower, Indianapolis, Indiana on Thursday, June 28, 2001 at 9:00 a.m., Indianapolis time, to consider the following proposals:

  (1)
  to approve the Agreement of Merger dated May 9, 2001, that provides for the merger of Properties with and into Simon Property Group, Inc. ("Simon"). The merger agreement is attached as Appendix A to the accompanying information statement-prospectus. The information statement-prospectus describes the rights of holders of Properties common stock to dissent from the merger and the procedures you must follow to exercise those rights.

  (2)
  to transact such other business as may come before the meeting or any adjournment or postponement.

    Only record holders of Properties common stock at the close of business on May 21, 2001 will be entitled to vote at the meeting or any adjournment or postponement thereof.

    You may attend the special meeting and vote in person at the meeting; however, Simon owns sufficient shares of Properties common stock to approve the merger and we are not soliciting any proxies for the vote at the special meeting.

By Order of the Board of Directors of SPG Properties, Inc.
James M. Barkley, Secretary

Dated: May 25, 2001

QUESTIONS AND ANSWERS ABOUT THE MERGER

WHAT IS THE PROPOSED TRANSACTION?

    In order to simplify our organizational structure, we are planning to merge Properties, which is a substantially wholly-owned subsidiary of Simon, into Simon. The holders of Properties common stock, other than Simon and dissenting stockholders, will have their shares converted into the right to receive cash and the holders of Properties preferred stock will have their shares converted into an equal number of shares of an identical class of Simon preferred stock.

WHAT WILL I RECEIVE IN THE MERGER?

    Each share and fractional interest of Properties common stock not held by Simon will be converted into the right to receive $26.28 per share in cash. Each share of Properties 8 3/4% Series B Cumulative Redeemable Preferred Stock will be converted into one share of Simon 8 3/4% Series F Cumulative Redeemable Preferred Stock. Each share of Properties 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock will be converted into one share of Simon 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock.

HOW WAS THE CASH MERGER CONSIDERATION DETERMINED?

    The amount of cash is equal to the average of the closing prices per share for the Simon common stock as reported by the New York Stock Exchange for the five consecutive trading days ended May 3, 2001.

WILL THE CASH AMOUNT OR EXCHANGE RATIO OF THE SHARES I WILL RECEIVE CHANGE BETWEEN NOW AND THE TIME THE MERGER IS COMPLETED?

    No.

WHY IS THERE NO SOLICITATION OF PROXIES?

    Even though there will be a special meeting of stockholders of Properties to vote on the merger, only the holders of Properties common stock are entitled to vote at the meeting. Simon owns approximately 99.9% of the outstanding Properties common stock and, accordingly, has sufficient votes to approve the merger.

WHY IS THERE NO VOTE BY THE HOLDERS OF PREFERRED STOCK?

    There is no vote required by the Properties preferred stock under Maryland law or Properties' organizational documents including the articles supplementary establishing the terms of the preferred stock because the merger will not materially and adversely affect the rights, preferences, privileges or voting powers of the Properties preferred stock.

AM I ENTITLED TO APPRAISAL RIGHTS?

    Holders of Properties common stock have the appraisal rights provided under Maryland law. Holders of Properties preferred stock do not have any appraisal rights. To perfect their appraisal rights, holders of Properties common stock must strictly comply with the procedures in Sections 3-201 et seq. of the Maryland General Corporation Law (the "MGCL"). Failure to comply strictly with these procedures will result in the loss of appraisal rights. A copy of Sections 3-201 et seq. of the MGCL appears as Appendix B to this information statement-prospectus.

WHAT DO I NEED TO DO NOW?

    Nothing. After the merger is completed you will receive written instructions and a letter of transmittal. Please do not send your share certificates until you receive the instructions and the letter of transmittal.

WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

    We expect to complete the merger shortly after the special meeting of Properties stockholders on or about June 30, 2001.

ARE THERE ANY TAX CONSEQUENCES TO THE MERGER?

    The exchange of Simon preferred stock for Properties preferred stock is expected to be tax-free for federal income tax purposes. However, holders of Properties common stock will recognize taxable gain or loss based on the difference between the cash paid in the merger and the tax basis of their Properties common stock. See "FEDERAL INCOME TAX CONSEQUENCES" for a fuller discussion of the tax consequences of the merger.

ARE THERE ANY MATERIAL DIFFERENCES BETWEEN THE PROPERTIES PREFERRED STOCK AND THE SIMON PREFERRED STOCK THAT WILL BE ISSUED IN THE MERGER?

    The classes of Simon preferred stock that will be issued in the merger are intended to have identical powers, designations, preferences and rights as the corresponding classes of Properties preferred stock. However, there are differences between the organizational documents of Simon and Properties and Simon is a Delaware corporation and Properties is a Maryland corporation. See "DESCRIPTION OF SIMON PREFERRED STOCK TO BE ISSUED IN THE MERGER" and "DIFFERENCES BETWEEN PROPERTIES AND SIMON ORGANIZATIONAL DOCUMENTS AND MARYLAND AND DELAWARE LAW" for a fuller discussion of these issues.

WHERE CAN I FIND MORE INFORMATION?

    More information about Simon and Properties is available from various sources described under "WHERE YOU CAN FIND MORE INFORMATION."

SUMMARY

    As used in this information statement-prospectus, "Simon" refers to Simon Property Group, Inc. and "Properties" refers to SPG Properties, Inc.

    This summary highlights selected information from this information statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information about Simon and Properties into this information statement-prospectus. You can obtain that information without charge by following the instructions in the section entitled "WHERE YOU CAN FIND MORE INFORMATION" of this information statement-prospectus. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

Properties Special Meeting (See Page 14)

    Properties will hold a special meeting of stockholders on Thursday, June 28, 2001 at 115 West Washington Street, 15th Floor-East Tower, Indianapolis, Indiana, 9:00 a.m., Indianapolis time. The purposes of the meeting are to:

  —
  vote on the merger agreement; and
  —
  act on any other matters that properly come before the meeting or any adjournment or postponement.

Record Date; Vote Required To Approve The Merger; No Solicitation Of Proxies (See Page 14)

    The record date for the special meeting is May 21, 2001. Only holders of Properties common stock are eligible to vote at the special meeting. On the record date, there were 113,668,027.32 shares of Properties common stock outstanding and entitled to vote. The affirmative vote of at least a majority of the shares of Properties common stock outstanding on the record date or 56,834,014 shares is required to approve the merger. Simon owns 113,664,297 shares of Properties common stock, or approximately 99.9% of the shares entitled to vote, and will vote all of its shares in favor of the merger. Accordingly, approval of the merger is assured.

    No proxies are being solicited for the special meeting.

Parties To The Merger (See Pages 20-21)

    Simon.  Simon owns, operates, manages, leases, acquires, expands and develops real estate properties, primarily regional malls and community shopping centers. Simon has elected to be taxed as a "real estate investment trust" or REIT for federal income tax purposes. SPG Realty Consultants, Inc. ("SRC") is Simon's "paired share" affiliate which means that fractional interests of SRC's common stock are paired with shares of Simon's common stock and preferred stock which is convertible into Simon common stock. The shares of Simon preferred stock to be issued in the merger will not be paired with SRC common stock.

    As of March 31, 2001, Simon with its majority-owned subsidiary, Simon Property Group, L.P. (the "Operating Partnership"), owned or held interests in 250 income-producing properties, consisting of 164 regional malls, 72 community shopping centers, five specialty retail centers, four office and mixed-use properties, and five value-oriented super regional malls located in a total of 36 states. The Operating Partnership also has interests in five additional properties in Europe. The U.S. properties have over 183.6 million square feet of gross leaseable area of which Simon owns approximately 110.4 million square feet.

    Properties.  Properties is a substantially wholly-owned subsidiary of Simon. Properties is a non-managing general partner and owns a 48.2% interest in the Operating Partnership. Properties has no other assets or business activities.

    Executive Offices.  The principal executive offices of both Simon and Properties are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204. The telephone number for Simon and Properties is (317) 636-1600. Simon's world wide web site address is www.simon.com. The information in our web site is not incorporated by reference into this information statement-prospectus.

The Merger (See Pages 15-19)

    In order to simplify Simon's organizational structure, Simon has determined to merge Properties into Simon. In the merger, each share of Properties common stock not owned by Simon will be converted into the right to receive $26.28 in cash unless the holder exercises appraisal rights; each share of Properties 8 3/4% Series B Cumulative Redeemable Preferred Stock will be converted into one share of Simon 8 3/4% Series F Cumulative Redeemable Preferred Stock; and each share of Properties 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock will be converted into one share of Simon 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock.

Federal Income Tax Consequences (See Pages 19-20)

    The merger is intended to qualify as a reorganization under the Internal Revenue Code with the result that no gain or loss will be recognized by holders of Properties preferred stock from the receipt of Simon preferred stock in the merger. However, holders of Properties common stock will generally recognize capital gain or loss measured by the difference between the cash received in the merger and the tax basis of the holder's shares. Please read the section called "FEDERAL INCOME TAX CONSEQUENCES" for a fuller discussion of the tax consequences of the merger.

Exchange Of Shares (See Pages 16-17)

    You will receive detailed instructions regarding the surrender of your stock certificates from Mellon Investor Services LLC promptly following the effective time of the merger. Please do not send any stock certificates to Simon, Properties or the exchange agent until you receive these instructions.

Purpose And Reasons For The Merger (See Page 15)

    The purpose of the merger is to simplify the organizational structure by merging Properties into Simon. The current structure is a consequence of the 1998 combination between Simon DeBartolo Group, Inc. (Properties' predecessor) and Corporate Property Investors, Inc. (Simon's predecessor). Simon believes it is no longer necessary or desirable to maintain Properties as a separate, but substantially wholly-owned, subsidiary of Simon. In deciding to undertake the merger, Simon considered the following factors, among others:

  —
  Properties has no business activities other than as serving as a non-managing general partner of the Operating Partnership and no assets other than its 48.2% interest in the Operating Partnership;
  —
  the need for Properties to meet the requirements for qualifying as a REIT for federal income tax purposes and the costs of maintaining Properties as a separate public company, including eliminating fees associated with SEC reporting and related legal and accounting fees, which Simon anticipates costs approximately $25,000 per year;
  —
  there are no material adverse tax consequences that will result from merging Properties into Simon at present;

  —
  the amount of cash to be paid to holders of common stock reflects the current value of Properties' percentage interest in the Operating Partnership; and
  —
  the terms of the classes of Simon preferred stock to be issued in the merger are identical to the corresponding classes of outstanding Properties preferred stock.

Conditions To The Merger (See Page 17)

    A limited number of conditions must be satisfied before the merger will be completed. These include:

  —
  the absence of any legal development that would make the merger illegal;
  —
  the effectiveness of the registration statement of which this information statement-prospectus forms a part;
  —
  listing the Simon 8 3/4% Series F Cumulative Redeemable Preferred Stock to be issued in the merger on the New York Stock Exchange; and
  —
  the receipt by Simon of a tax opinion regarding certain tax matters relating to the merger.

Accounting Treatment (See Page 17)

    The merger, if completed, will be accounted for as the acquisition of a minority interest by Simon using the purchase method of accounting.

Federal And State Regulatory Requirements (See Page 17)

    Except for filing the merger agreement in Delaware and articles of merger in Maryland and compliance with federal and state securities laws, Simon is not aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with, or approval that must be obtained, in connection with the merger.

Restrictions On The Ability To Sell Simon Stock (See Pages 17-18)

    All shares of Simon preferred stock you receive in the merger will be freely transferrable unless you are considered an "affiliate" of Simon under the Securities Act of 1933. Shares of Simon preferred stock held by its affiliates may only be sold under a registration statement or an exemption under the Securities Act.

Appraisal Rights Of Dissenting Holders Of Common Stock (See Pages 18-19 And Appendix B)

    If you are a holder of Properties common stock and you object to the merger, Maryland law permits you to dissent from the merger and have the "fair value" of your shares of Properties common stock determined by a court and paid to you in cash. This value may be more or less than the amount that will be paid in the merger. Holders of Properties preferred stock do not have the right to dissent from the merger. The appraisal rights provisions of the MGCL are technical in nature and complex and are attached as Appendix B to this information statement-prospectus. If you wish to exercise your appraisal rights, you may wish to consult with legal counsel because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights.

Differences Between Properties Preferred Stock And Simon Preferred Stock (See Pages 24-31 and 31-38)

    Although the classes of Simon preferred stock to be issued in the merger are intended to have identical powers, designations, preferences and rights as the corresponding classes of Properties preferred stock that are currently outstanding, there will be some differences in the rights of the holders of those securities because of differences in the companies' organizational documents and because Simon is a Delaware corporation and Properties is a Maryland corporation.

Ratio Of Earnings To Fixed Charges And Preferred Stock Dividends

    The following table sets forth Simon's historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended March 31,			Year Ended December 31,
2001 pro forma	2001	2000	2000 pro forma	2000	1999	1998	1997	1996
1.24x	1.24x	1.32x	1.38x	1.38x	1.36x	1.43x	1.54x	1.55x

Selected Financial Information—Properties

    The selected financial information presented below as of March 31, 2001 and 2000 and for the three months then ended, has been derived from Properties' unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q, incorporated by reference into this information statement-prospectus. The selected financial information presented below as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, has been derived from Properties' consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference into this information statement- prospectus. The selected financial information presented below as of December 31, 1998, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, has been derived from Properties' (formerly known as Simon DeBartolo Group, Inc.) consolidated financial statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference herein. This information should be read in conjunction with Properties' consolidated financial statements and related notes incorporated by reference into this information statement-prospectus.

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2001	2000	2000(1)	1999(1)	1998(1)	1997	1996
	(in thousands, except per share data)
Operating Data(2):
Total revenue	$—	$—	$—	$—	$932,619	$1,054,167	$747,704
Equity in income of the SPG Operating Partnership(3)	27,447	26,418	155,721	137,764	44,313	—	—
Income before extraordinary items	27,447	26,418	155,721	137,764	185,586	203,133	134,663
Net income available to common shareholders	20,113	19,084	$126,385	$108,428	$116,509	$107,989	$72,561
Distributions per common share(4)	$0.505	$0.505	$2.02	$2.02	$2.02	$2.01	$1.63
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$—	$—	$109,699	$64,309
Total assets	1,933,873	2,036,927	1,971,122	2,072,186	2,108,291	7,662,667	5,895,910
Mortgages and other indebtedness	—	—	—	—	—	5,077,990	3,681,984
Shareholders' equity	$1,933,873	$2,036,927	$1,971,122	$2,072,186	$2,108,291	$1,556,862	$1,304,891

(1)
Notes 3, 4 and 5 to the financial statements of Simon Property Group, L.P. describe the CPI Merger, which occurred on September 24, 1998, and other 2000, 1999 and 1998 real estate acquisitions and development.
(2)
Properties does not report earnings per share, because substantially all of the common stock of Properties is owned by Simon.
(3)
See Note 2 to the financial statements of Properties.
(4)
Represents distributions declared per period, which, in 1996, includes a distribution of $0.1515 per share declared on August 9, 1996, in connection with the DRC Merger, designated to align the time periods of distributions of the merged companies. The current annual distribution rate is $2.10 per share.

    The Notes to the financial statements referred to in these notes are included in Properties' Annual Report on Form 10-K incorporated by reference into this information statement-prospectus.

Selected Financial Information—Simon

    The selected financial information presented below as of March 31, 2001 and 2000 and for the three months then ended, has been derived from Simon's unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q, incorporated by reference into this information statement-prospectus. The selected financial information presented below as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, has been derived from Simon's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference into this information statement-prospectus. The selected financial information presented below as of December 31, 1998, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, has been derived from Simon's consolidated financial statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference herein. This information should be read in conjunction with Simon's consolidated financial statements and related notes included in this information statement-prospectus.

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2001	2000	2000	1999(1)	1998(1)	1997	1996(2)
	(in thousands, except per share data)
Operating Data:
Total revenue	$489,815	$476,192	$2,012,737	$1,894,971	$1,405,072	$1,054,167	$747,704
Income before unusual item, extraordinary items, and cumulative effect of accounting change	62,867	72,033	355,120	315,499	235,790	203,133	134,663
Net income available to common shareholders	$30,282	$28,892	$192,103	$165,944	$133,286	$107,989	$72,561
Basic Earnings Per Common Share:
Income before extraordinary items and cumulative effect of accounting change	$0.19	$0.22	$1.16	$0.99	$1.01	$1.08	$1.02
Extraordinary items	—	—	—	(0.03)	0.04	—	(0.03)
Cumulative effect of accounting change	(0.01)	(0.05)	(0.05)	—	—	—	—

Net income	$0.18	$0.17	$1.11	$0.96	$1.05	$1.08	$0.99

Weighted average shares outstanding	172,001	173,223	172,895	172,089	126,522	99,920	73,586
Diluted Earnings Per Common Share:
Income before extraordinary items and cumulative effect of accounting change	$0.19	$0.22	$1.16	$0.99	$1.01	$1.08	$1.01
Extraordinary items	—	—	—	(0.03)	0.04	—	(0.03)
Cumulative effect of accounting change	(0.01)	(0.05)	(0.05)	—	—	—	—

Net income	$0.18	$0.17	$1.11	$0.96	$1.05	$1.08	$0.98

Diluted weighted average shares outstanding	172,178	173,268	172,994	172,226	126,879	100,304	73,721
Distributions per common share(3)	$0.505	$0.505	$2.02	$2.02	$2.02	$2.01	$1.63
Balance Sheet Data:
Cash and cash equivalents	$128,312	$117,921	$214,404	$154,924	$127,626	$109,699	$64,309
Total assets	13,742,816	14,076,463	13,911,407	14,199,318	13,269,129	7,662,667	5,895,910
Mortgages and other notes payable	8,747,218	8,845,110	8,728,582	8,768,841	7,990,288	5,077,990	3,681,984
Shareholders' equity	$2,993,770	$3,179,809	$3,054,012	$3,237,545	$3,394,142	$1,556,862	$1,304,891

(1)
Notes 3, 4 and 5 to the financial statements describe the NED Acquisition and the CPI Merger, which occurred August 27, 1999 and September 24, 1998, respectively, and other 1999 and 1998 real estate acquisitions and development.

(2)
Beginning August 9, 1996, results include the DRC Merger.

(3)
Represents distributions declared per period, which, in 1996, includes a distribution of $0.1515 per share declared on August 9, 1996, in connection with the DRC Merger, designated to align the time periods of distributions of the merged companies.

    The Notes to the financial statements referred to in these notes are included in the Simon Annual Report on Form 10-K incorporated by reference into this information statement-prospectus.

Unaudited Pro Forma Selected Financial Information

    The pro forma information presented below is derived from the pro forma condensed financial information and related assumptions and adjustments included elsewhere in this information statement-prospectus. The unaudited pro forma consolidated condensed statements of operations data set forth the results of continuing operations for the three months ended March 31, 2001 and the year ended December 31, 2000, as if the merger had become effective at the beginning of calendar 2001 and 2000, respectively. The unaudited pro forma consolidated condensed balance sheet data sets forth the financial position as of March 31, 2001, as if the merger had become effective on March 31, 2001.

Pro Forma
(In thousands, except per share data)

	As of or for the Three Months Ended March 31, 2001	As of or for the Year Ended December 31, 2000
Operating Data:
Total revenue	$489,815	$2,012,737
Income before extraordinary items and cumulative effect of accounting change	62,867	355,120
Net income available to common shareholders before extraordinary items and cumulative effect of accounting change	$31,945	$201,507
Basic And Diluted Earnings Per Common Share:
Net Income before extraordinary items and cumulative effect of accounting change	$0.19	$1.16
Basic weighted average shares outstanding	172,001	172,895
Diluted weighted average shares outstanding	172,178	172,994
Distributions per common share	$0.505	$2.02
Balance Sheet Data:
Cash and cash equivalents	$128,312	N/A
Total assets	13,742,816	N/A
Mortgages and other notes payable	8,747,218	N/A
Shareholders' equity	$2,993,770	N/A
Per Share Data:
Book Value per Share(1):
Simon common stock (historical)	$14.09	N/A
Simon common stock (pro forma)	$14.05	N/A
Properties common stock (historical)	$13.93	N/A
Cash Dividends Declared per Share(1):
Simon common stock (historical)	$0.505	$2.02
Simon common stock (pro forma)	$0.505	$2.02
Properties common stock (historical)	$0.505	$2.02
Properties Series B Preferred Shares (historical)	$0.55	$2.19
Properties Series B Preferred Shares (equivalent pro forma)	$0.55	$2.19
Properties Series C Preferred Shares (historical)	$0.99	$3.95
Properties Series C Preferred Shares (equivalent pro forma)	$0.99	$3.95
Basic and Diluted Income per Share:
Simon common stock (historical) Net income before extraordinary items and cumulative effect of accounting change	$0.19	$1.16
Simon common stock (pro forma) Net income before extraordinary items and cumulative effect of accounting change	$0.19	$1.16

(1)
No equivalent pro forma per share data is shown for Properties common stock because each share of Properties common stock not held by Simon will be converted into the right to receive cash. No Simon common stock will be issued in the merger.

Comparative Market Prices

    There has been no established trading market for the Properties common stock since 1998. The most recent transaction known to Properties was the issuance by Properties of approximately 3,700 shares in September 1998 at a price of $28.95 per share.

    The Properties 8 3/4% Series B Cumulative Redeemable Preferred Stock ("Properties Series B Preferred Shares") is listed and traded on the New York Stock Exchange under the symbol "SGVPrB." The Properties 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock ("Properties Series C Preferred Shares") is not listed or traded on any established market; trades occur on an isolated or infrequent basis and Properties may not have knowledge of the terms involved.

    The Simon common stock is paired with a fractional interest in SRC's common stock and is listed and traded on the New York Stock Exchange under the symbol "SPG." No Simon common stock will be issued in the merger.

    The following table sets forth: (1) the per share equivalent price of the Properties common stock; (2) the closing sales price per share of the Properties Series B Preferred Shares as reported on the New York Stock Exchange on May 8, 2001 (the day preceding the date on which the merger agreement was entered into) and May 23, 2001 (the last trading day prior to the effective date of this information statement-prospectus); (3) the average of the high and low trading prices per share of the Properties Series C Preferred Shares as reported by Bloomberg for the day on which the last trade preceding May 8, 2001 occurred and May 23, 2001; and (4) the closing sale price per share of the Simon common stock as reported on the New York Stock Exchange on May 8, 2001 and May 23 , 2001.

	May 8, 2001	May 23, 2001	Per Share Equivalent*
Properties common stock	N/A	N/A	$26.28
Properties Series B Preferred Shares	$25.42	$25.40	N/A
Properties Series C Preferred Shares	$39.50	$38.00	N/A
Simon common stock	$25.90	$27.09	N/A

*
The per share equivalent for the Properties common stock is the cash amount to be paid to holders of Properties common stock in the merger. No per share equivalent is shown for the Properties Series B Preferred Shares and the Properties Series C Preferred Shares because the Simon preferred stock to be issued in the merger represents newly established securities.

    You should obtain current stock price quotations for Properties Series B Preferred Shares and, if available, the Properties Series C Preferred Shares.

RISK FACTORS

    You should consider carefully the following risks, along with the other information contained or incorporated by reference in this information statement-prospectus before you take any action on the merger, including, if you hold Properties common stock, whether to exercise appraisal rights. The risks and uncertainties described below are not the only ones affecting us. Additional risks and uncertainties may also adversely affect our business and operations. If any of the following events actually occurs, our business, financial condition and results of operations would likely suffer, possibly materially.

The Cash Merger Consideration Is Fixed And Will Not Be Adjusted.

    The Board of Directors of Simon (who also serve as directors of Properties) determined the amount of cash to be paid to holders of Properties common stock in the merger on the basis of the factors described in this information statement-prospectus and Simon does not intend to adjust it to reflect any changes in the financial condition or results of operations of Properties.

There Are Differences Between The Preferred Stock Of Properties And Simon.

    Although the classes of Simon preferred stock to be issued in the merger are intended to have substantially identical powers, designations, preferences and rights as the corresponding classes of Properties preferred stock that are currently outstanding, Properties is incorporated under the laws of the State of Maryland and Simon is incorporated under the laws of the State of Delaware. Holders of Properties preferred stock will, upon consummation of the merger, become stockholders of Simon and their rights as such will be governed by Delaware law, the Restated Certificate of Incorporation (the "Simon Charter") of Simon and the Restated By-laws (the "Simon By-laws") of Simon. Important differences exist between the laws of Maryland and the rights of stockholders of Properties and the laws of Delaware and the rights of stockholders of Simon. For example, the Restated Charter of Properties (the "Properties Charter") provides that directors only may be removed for cause by the stockholders while the Simon Charter provides that directors may be removed with or without cause by the stockholders. The MGCL provides that stockholders may take action by unanimous written consent while the Simon Charter requires that all actions by Simon common stockholders be taken at an annual or special meeting of the stockholders. The Properties By-laws provide that written notice of every meeting of the stockholders be given not less than 10 nor more than 90 calendar days before the date of the meeting to each stockholder of record entitled to vote the such meeting, while the Simon By-laws limit the notice period to not less than 10 nor more than 60 calendar days before the date of the meeting. See "DESCRIPTION OF SIMON PREFERRED STOCK TO BE ISSUED IN THE MERGER" and "DIFFERENCES BETWEEN PROPERTIES AND SIMON ORGANIZATIONAL DOCUMENTS AND MARYLAND AND DELAWARE LAW."

Risks Relating To Simon's Business

    The following risks relate to Simon's real estate business and treatment as a REIT for federal tax purposes. These same risks currently apply to Properties because Properties' only business activities relate to its ownership of a 48.2% interest in the Operating Partnership which Simon controls.

Simon Has A Substantial Debt Burden That Could Affect Its Future Operations.

    Simon is subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of such indebtedness and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. Certain significant expenditures associated with a property (such as mortgage payments) generally will not be reduced when circumstances cause a reduction in income from such property. Should such events occur, Simon's operations and ability to make expected distributions to stockholders may be adversely affected. If a property is mortgaged to secure payment of indebtedness and we are unable to make payments on such indebtedness, the property could be transferred to the mortgagee with a possible consequent loss of income and asset value.

    Certain of Simon's loans have floating interest rates. In certain cases, Simon will continue to be a party to existing interest rate protection agreements with financial institutions whereby these institutions agree to indemnify us against the risk of increases in interest rates above certain levels.

Rising Interest Rates And Other Factors Could Adversely Affect Simon's Stock Price And Borrowing Costs.

    Any significant increase in market interest rates from their current levels could lead holders of Simon's securities to seek higher yields through other investments, which could adversely affect the market price of those securities. One of the factors that may influence the price of Simon's securities in public markets is the annual distribution rate Simon pays as compared with the yields on alternative investments. Numerous other factors, such as governmental regulatory action and tax laws, could have a significant impact on the future market price of Simon's securities. In addition, increases in market interest rates could result in increased borrowing costs, which may adversely affect cash flow and the amounts available for distributions to Simon's stockholders.

    Simon employs standard risk management strategies to hedge exposures, primarily related to interest rate volatility. Interest rate cap agreements are used as a protection against interest rate increases on variable rate debt. Simon also enters into hedging transactions based upon U.S. Treasury Bill rates to manage exposure of rising interest rates before anticipated bond offerings. Simon intends to continue to enter into such arrangements if management determines they are in the best interest of the stockholders.

    Interest rate hedging arrangements may expose Simon to certain risks. Although Simon tries to minimize these risks, interest rate movements during the terms of interest rate hedging agreements may result in a gain or loss on Simon's investment in the hedging arrangement. Developing an effective strategy is complex and no strategy can completely insulate Simon from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on Simon's results of operations or financial condition. Such hedging agreements may involve certain costs, such as transaction fees or non-material breakage costs if they are terminated by Simon. In order to minimize counterparty credit risk, Simon's policy is to enter into hedging arrangements only with large creditworthy financial institutions.

There Are Factors Outside Simon's Control That Affect The Revenues And Economic Value Of Shopping Centers.

    The revenues and value of shopping centers may be adversely affected by a number of factors, including: the national, regional and local economic climate; local real estate conditions; perceptions by retailers or shoppers of the safety, convenience and attractiveness of the shopping center; the proximity and quality of competing centers; trends in the retail industry, including contraction in the number of retailers and the number of locations operated; the quality and philosophy of management; changes in market rental rates; the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; the need periodically to renovate, repair and relet space and the costs thereof; the ability of an owner to provide adequate maintenance and insurance and increased operating costs. In addition, shopping center values are affected by such factors as changes in interest rates, the availability of financing, changes in governmental regulations, changes in tax laws or rates and potential environmental or other legal liabilities.

    Simon's concentration in the retail shopping center real estate market subjects our portfolio of properties to certain risks, including, among others, the following risks: demand for shopping center space in Simon's markets may decrease; Simon may be unable to relet space upon lease expirations or to pay related renovation and reletting costs; economic and other conditions may affect shopping center property cash flows and values; tenants may be unable to make lease payments or may become bankrupt; and a property may not generate revenue sufficient to meet operating expenses, including future debt service. Simon's portfolio also has substantial concentration of properties in certain geographic markets, increasing its susceptibility to economic downturn in these regions.

Simon Has Limited Control With Respect To Certain Properties Partially Owned Or Managed By Third Parties.

    On March 31, 2001, Simon owned interests in 250 properties including 80 income-producing properties which were not, directly or indirectly, wholly owned by the Operating Partnership ("Joint Venture Properties"). Simon does not have sole control of certain major decisions relating to many of the Joint Venture Properties, although we generally have a right of approval with respect to such matters. Simon does not have day-to-day operational control of certain of the Joint Venture Properties. These limitations may result in decisions by third parties with respect to such properties that do not fully reflect Simon's interests at such time, including decisions relating to the requirements with which we must comply in order to maintain Simon's status as a REIT. In addition, the sale or transfer of interests in certain of the partnerships is subject to rights of first refusal and buy-sell or similar arrangements. These rights may be triggered at a time when Simon will not desire to sell but may be forced to do so because it does not have the cash to purchase the other party's interest. Simon is contractually restricted from selling certain of these properties without the consent of certain unrelated parties. These limitations on sale may adversely affect Simon's ability to sell these properties at the most advantageous time for Simon.

Simon's Properties Face A Wide Range Of Competition.

    Shopping malls compete with other retail properties for tenants on the basis of the rent charged and location. However, the principal competition for the shopping malls may come from future shopping malls that will be located in the same market areas and from mail order and electronic commerce. There is also considerable competition to acquire equity interests in desirable real estate. The competition is provided by other real estate investment trusts, insurance companies, private pension plans and private developers. Additionally, Simon's credit rating and leverage will affect our competitive position in the public debt and equity markets.

    Simon faces competition from other shopping mall developers for the acquisition of prime development sites and for tenants and is subject to the risks of real estate development, including the lack of financing, construction delays, environmental requirements, budget overruns and lease-up. Numerous other developers, managers and owners of real estate compete with us in seeking management and leasing revenues, land for development and properties for acquisition. In addition, retailers at Simon's properties face increasing competition from discount shopping centers, outlet malls, catalogues, discount shopping clubs and electronic commerce. With respect to many Simon properties, there are similar properties within the same market area. The existence of competitive properties could affect Simon's ability to lease space and the level of rents Simon can obtain. Renovations and expansions at competing malls could negatively affect a competing property. Increased competition could adversely affect Simon's revenues.

Real Estate Investments Are Illiquid.

    Real property investments are relatively illiquid. Simon's ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Simon wants to sell a property, there is no assurance that we will be able to dispose of it in the desired time period or that the sales price of a property will exceed Simon's investment.

Simon Depends On Our Anchors And Tenants.

    Simon's cash available for distribution would be adversely affected if the space in Simon's properties could not be leased, if tenants or anchors failed to meet their contractual obligations or seek concessions in order to continue operations. If the sales of stores operating in Simon's properties were to decline significantly due to economic conditions, closing of anchors or for other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of default by a tenant or anchor, Simon may experience delays and costs in enforcing its rights as landlord.

Simon May Not Be Able To Renew Leases And Relet Space.

    Simon is subject to the risks that, upon expiration of leases for space in its properties, the premises may not be relet or the terms of reletting (including the cost of concessions to tenants) may be less favorable than current lease terms. If Simon was unable promptly to relet all or a substantial portion of this space or if the rental rates upon such reletting were significantly lower than expected rates, Simon's cash generated before debt repayments and capital expenditures and ability to make expected distributions to stockholders may be adversely affected.

Simon's Charter And Bylaws Could Prevent A Change Of Control.

    Simon's Charter places restrictions on the accumulation of shares in excess of 8% of the capital stock (18% in the case of Melvin Simon, Herbert Simon, David Simon and related persons and 11% in the case of one institutional stockholder) (calculated based on the lower of outstanding shares, voting power or value), subject to certain exceptions permitted with the approval of the Simon Board of Directors to allow (1) underwritten offerings or (2) the sale of equity securities in circumstances where the Board of Directors determines Simon's ability to qualify as a REIT will not be jeopardized. These restrictions on ownership and transferability may have the effect of delaying, deferring or preventing a transaction or change in control of Simon that might involve a premium price for Simon securities or that otherwise might be in the best interest of Simon's stockholders. Certain other provisions of Simon's Charter and By-laws could have the effect of delaying or preventing a change of control even if some of Simon's stockholders deem such a change to be in Simon's and their best interest.

Simon's Failure To Qualify As A Reit Would Have Serious Adverse Consequences On Stockholders.

    Simon and certain of its subsidiaries (including Properties) have elected to be taxed as REITs (the "REIT Members"). Simon believes that the REIT Members are organized and operated so as to qualify as REITs under the Internal Revenue Code. Simon intends to continue to operate them in a manner to maintain their status as REITs, but Simon cannot assure you that it will succeed in this. Qualification as a REIT requires the REIT Members to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances that are not entirely within our control. For example, at least 90% of gross income in any year must be derived from qualifying sources, and the REIT Members must pay dividends to stockholders aggregating annually at least 90% of REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains). These provisions and the applicable treasury regulations are more complicated in Simon's case because it holds its assets in partnership form. Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. However, Simon is not aware of any pending tax legislation that would adversely affect the ability of any of the REIT Members to qualify as a REIT.

    The failure of any one of the REIT Members to qualify as a REIT would cause Simon to lose its status as a REIT. If any of the REIT Members fail to qualify as a REIT in any taxable year, the nonqualifying entity will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless the nonqualifying entity is entitled to relief under certain statutory provisions, it would be disqualified from treatment as a REIT for the four taxable years following the year during which it lost qualification. If Simon loses its REIT status, its net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, Simon would no longer be required to make distributions to stockholders.

PROPERTIES SPECIAL MEETING

Date, Time, Place and Purpose

    This information statement-prospectus is being furnished to holders of Properties stock in connection with the special meeting to be held at 115 West Washington Street, 15th Floor-East Tower, Indianapolis, Indiana, on Thursday, June 28, 2001, at 9:00 a.m. Indianapolis time, and at any adjournment or postponement thereof. At the special meeting, the holders of Properties common stock will be asked to consider and vote upon the proposal to approve the Agreement of Merger dated May 9, 2001, which provides for the merger of Properties with and into Simon.

Record Date

    The Board of Directors of Properties has fixed May 21, 2001, as the record date for determining the stockholders entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date, there were 113,668,027.32 shares of common stock issued and outstanding; 8,000,000 shares of 8 3/4% Series B Cumulative Redeemable Preferred Stock issued and outstanding and 3,000,000 shares of 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock issued and outstanding. Only holders of common stock at the close of business on the record date are entitled to vote at the special meeting. No shares can be voted at the special meeting, unless the record holder is present in person or represented by proxy at the special meeting.

Vote Required

    The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Properties common stock entitled to vote on the record date, or 56,834,014 shares, is necessary to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of the issued and outstanding shares of Properties common stock, or 56,834,014 shares, is also required to approve the merger agreement. Each holder of Properties common stock is entitled to one vote per share.

    Simon owns 113,664,297 shares of Properties common stock, or approximately 99.9% of the outstanding shares entitled to vote at the special meeting. Accordingly, if Simon votes its shares in favor of the merger, as it is expected to do, the merger will be approved.

No Solicitation of Proxies

    Neither Properties nor Simon is soliciting any proxies for use at the special meeting. Holders of Properties common stock may vote in person at the special meeting or by appointing someone who attends the special meeting as their proxy.

    Simon will pay the entire cost of printing this information statement-prospectus and all filing fees paid to the SEC and other regulatory fees incurred in connection with the merger.

THE MERGER

General

    We are furnishing this information statement-prospectus to you in connection with the proposed merger of Properties with and into Simon. Although a special meeting will be held to vote on the merger, Simon already owns sufficient shares of Properties common stock to approve the merger.

    This information statement-prospectus also constitutes a prospectus of Simon, which is a part of the registration statement on Form S-4 filed by Simon with the Securities and Exchange Commission under the Securities Act of 1933 in order to register the shares of Simon preferred stock to be issued to the holders of Properties preferred stock in the merger. A total of 8,000,000 shares of Simon 8 3/4% Series F Cumulative Redeemable Preferred Stock and 3,000,000 shares of Simon 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock will be issued in the merger.

Purpose and Reasons for the Merger

    The purpose of the merger is to simplify Simon's organizational structure. In 1998, Simon DeBartolo Group, Inc. (Properties' predecessor) and Corporate Property Investors, Inc. (Simon's predecessor) combined their business operations. In order to achieve certain tax and business objectives, Properties became a separate REIT subsidiary of Simon with Simon owning in excess of 99.9% of the outstanding Properties common stock. In addition, the two publicly-held outstanding classes of Properties preferred stock remained outstanding after the combination. Properties has no assets other than its 48.2% interest in the Operating Partnership. Properties has no business activities other than as serving as a non-managing general partner of the Operating Partnership.

    Simon believes that it is no longer necessary or desirable to maintain Properties as a separate, but substantially wholly-owned, subsidiary of Simon. In deciding to undertake the merger, Simon considered the following factors, among others:

  —
  Properties has no business activities other than as serving as a non-managing general partner of the Operating Partnership and no assets other than its 48.2% interest in the Operating Partnership;

  —
  the need for Properties to meet the requirements for qualifying as a REIT for federal income tax purposes and the costs of maintaining Properties as a separate public company, including eliminating fees associated with SEC reporting and related legal and accounting fees, which Simon anticipates costs approximately $25,000 per year;

  —
  there are no material adverse tax consequences that will result from merging Properties into Simon at present;

  —
  the amount of cash to be paid to holders of common stock reflects the current value of Properties' percentage interest in the Operating Partnership; and

  —
  the terms of the classes of Simon preferred stock to be issued in the merger are identical to the terms of the corresponding classes of outstanding Properties preferred stock.

Determination of Merger Consideration

    The Board of Directors of Simon approved the merger agreement on May 8, 2001. The merger agreement specified both the amount of cash to be paid to holders of Properties common stock and the terms of the Simon preferred stock to be issued to holders of Properties common stock.

    Determination of Cash Merger Consideration.  Simon determined that the amount of cash to be paid for each share of Properties common stock should be equal to the value of one share of Simon common stock as determined by the average of the closing prices per share as reported by the New

York Stock Exchange for the five consecutive trading days ended May 3, 2001. Simon believed that this was appropriate because under the partnership agreement for the Operating Partnership, units of partnership interest held by limited partners may be exchanged on a one-for-one basis for shares of Simon common stock.

    Determination of Stock Merger Consideration.  Simon determined that the classes of preferred stock to be issued on a share-for-share basis in the merger should have identical terms to the outstanding classes of preferred stock of Properties, including identical terms with regard to the following matters:

  —
  distributions, payment dates and provisions regarding accrued cumulative distributions;

  —
  liquidation rights;

  —
  redemption terms and conditions including dates when first redeemable and redemption prices;

  —
  voting rights; and

  —
  conversion rights.

For a description of the terms of the Simon preferred stock to be issued in the merger, see "Description of Simon Preferred Stock to be Issued in the Merger."

Recommendation of Board of Directors

    As the owner of 99.9% of Properties common stock, Simon controls Properties. The persons who serve as the Board of Directors of Simon also serve as the directors of Properties. Although the Board of Directors of Simon believe that the merger is fair to stockholders of Properties from a financial pont of view, Simon has not obtained any appraisal of Properties or fairness opinion with respect to the merger. Because of the perception that a conflict of interest may exist, the Boards of Directors of Simon and Properties are making no recommendation with regard to how a holder of Properties common stock should vote on the merger or whether such holder should exercise appraisal rights under the MGCL.

Conversion of Securities

    At the effective time of the merger, each share of Properties common stock (and any fractional interest), other than shares held by Simon and shares held by persons who properly exercise their rights as described below under "—Appraisal Rights," will be automatically converted into the right to receive the cash provided for in the merger agreement. From and after the effective time, all shares of Properties common stock will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a stock certificate formerly representing shares of Properties common stock will after the effective time cease to have any rights with respect to the shares, other than the right to receive the cash payment for their shares of Properties common stock upon surrender of the stock certificate or in the case of stockholders who are entitled to and who properly exercise their appraisal rights, the right to receive payment of the fair value of their shares.

    In addition, at the effective time of the merger each share of Properties 8 3/4% Series B Cumulative Redeemable Preferred Stock will be automatically converted into the right to receive one share of Simon 8 3/4% Series F Cumulative Redeemable Preferred Stock and each share of Properties 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock will be automatically converted into the right to receive one share of Simon 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock. From and after the effective time, any certificates for shares of Properties preferred stock will evidence ownership of the class of Simon preferred stock into which they were converted.

    Holders of Properties common stock will not receive any interest on the merger consideration payable to them. Payment of the merger consideration to a person who is not the registered holder of a stock certificate is conditioned upon the surrendered certificate being properly endorsed and otherwise in proper form for transfer, as determined by Mellon Investor Services LLC (the "exchange agent"). Further, the person requesting payment will be required to pay any transfer or other taxes required because of the payment to a person other than the registered holder of the stock certificate, or establish to the satisfaction of the exchange agent that any necessary tax has been paid or is not payable. Six months after the effective time, Simon may require the exchange agent to deliver to it any cash made available to the exchange agent which has not been disbursed to Properties common stockholders. Neither the exchange agent nor Simon will be liable to any former holder of Properties common stock for any amount paid pursuant to any applicable abandoned property, escheat or similar law.

Conditions to the Merger

    The completion of the merger depends upon meeting a limited number of conditions, including the following:

  —
  the absence of any statute, injunction or other order that has the effect of making the merger illegal or otherwise prohibits consummation of the merger;

  —
  the effectiveness of the registration statement of which this information statement-prospectus forms a part and the absence of an order suspending the effectiveness of the registration statement;

  —
  the authorization for issuance on the New York Stock Exchange of the shares of Simon 8 3/4% Series F Cumulative Redeemable Preferred Stock issuable under the merger to the holders of Properties 8 3/4% Series B Cumulative Redeemable Preferred Stock; and

  —
  the receipt by Simon of a tax opinion regarding certain tax matters relating to the merger, including that the merger will be treated for federal income tax purposes as a reorganization.

Accounting Treatment

    The merger, if completed, will be accounted for as the acquisition of a minority interest by Simon using the purchase method of accounting.

Regulatory Approvals

    There are no federal or state regulatory approvals required that have not already been obtained, nor any regulatory requirements not already complied with, in connection with the consummation of the merger by Properties or Simon, except for (1) the requirements of the MGCL and the Delaware General Corporation Law (the "DGCL") relating to the completion of the merger and (2) the requirements of the federal and state securities laws.

Restrictions on Sales of Shares by Affiliates of Properties and Simon

    The shares of Simon preferred stock to be issued in the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an "affiliate" of either of Properties or Simon at the time of the merger. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of Properties and Simon and may include the officers and directors of Simon, as well as its principal stockholders. Affiliates may not sell their shares of Simon preferred stock acquired in the merger except pursuant to:

  —
  an effective registration statement under the Securities Act covering the resale of those shares;

  —
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  —
  any other applicable exemption under the Securities Act.

    Simon's registration statement on Form S-4, of which this information statement-prospectus forms a part, does not cover the resale of shares of Simon preferred stock to be received by affiliates in the merger.

Appraisal Rights

    If the merger is completed, holders of Properties common stock who do not vote for the adoption of the merger agreement and who otherwise comply with the provisions of Sections 3-201 et seq. of the MGCL summarized below will be entitled to an appraisal by the Circuit Court for Baltimore City, Maryland of the "fair value" of their shares of Properties common stock. Holders of Properties preferred stock do not have appraisal rights.

    To perfect their appraisal rights holders of Properties common stock must strictly comply with the procedures in Sections 3-201 et seq. Failure to comply strictly with these procedures will result in the loss of appraisal rights.

    Under the MGCL, each holder of shares of Properties common stock will be entitled to demand and receive payment of the fair value of the holder's shares in cash, if the holder

  —
  before or at the special meeting, files with Properties a written objection to the merger,

  —
  does not vote in favor of the merger, and

  —
  within 20 days after articles of merger have been accepted for record by the Maryland State Department of Assessments and Taxation (the "Maryland Department"), makes written demand on Simon for payment of his or her shares, stating the number of shares for which payment is demanded.

Any written objection should be sent to Properties. Any stockholder who fails to comply with all of the requirements described above will be bound by the terms of the merger. A demand for payment may be withdrawn only with the consent of Simon. Fair value will be determined as of the close of business on the date of the stockholders' vote on the merger.

    Simon will promptly deliver or mail to each dissenting stockholder written notice of the date of acceptance of the articles of merger for record by the Maryland Department. Simon may also deliver or mail to each objecting stockholder a written offer to pay for his or her stock at a price deemed by Simon to be the stock's fair value. Within 50 days after acceptance of the articles of merger for record by the Maryland Department, either Simon or any objecting stockholder who has not received payment for his or her shares may petition the Circuit Court for Baltimore City, Maryland, for an appraisal to determine the fair value of the shares. If the court finds that an objecting stockholder is entitled to appraisal of his or her stock, the court will appoint three disinterested appraisers to determine the fair value of the shares on terms and conditions the court determines proper, and appraisers will, within 60 days after appointment (or a longer period as the court may direct) file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the shares. Within 15 days after the filing of the report, any party may object to the report and request a hearing on the matter. The court will, upon motion of any party, enter an order either confirming, modifying or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the appraisers' report is rejected, the court may determine the fair value of the shares of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding will include interest from the date of the stockholders' vote on the action to which objection was made, unless the court finds that the stockholder's refusal to accept a written offer to purchase the stock made by Simon as described above was arbitrary and vexatious or not in good faith. Costs of the proceeding (not including attorneys' fees) will be determined by the court and will be assessed against Simon or, under certain circumstances, the objecting stockholder, or both.

    At any time after the filing of a petition for appraisal, the court may require any dissenting stockholder to submit his or her certificates representing shares to the clerk of the court for notation of the pendency of the appraisal proceedings. To receive payment, whether by agreement with Simon or pursuant to a judgment, the stockholder must surrender the stock certificates indorsed in blank and in proper form for transfer. A stockholder demanding payment for shares will not have the right to receive any dividends or distribution payable to holders of record after the close of business on the date of the stockholders' vote and will cease to have any rights as a stockholder with respect to the shares except the right to receive payment of the fair value of the shares. The stockholder's rights may be restored only upon the withdrawal, with the consent of Simon, of the demand for payment, the failure of either party to file a petition for appraisal within the time required, a determination of the court that the stockholder is not entitled to an appraisal, or the abandonment or rescission of the merger.

    This summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights. The preservation and exercise of dissenters' rights are conditioned on strict adherence to the applicable provisions of the MGCL. Each holder of Properties common stock desiring to exercise dissenters' rights should refer to Sections 3-201 et seq., entitled "Rights of Objecting Stockholders," of the MGCL, a copy of which is attached as Appendix B to this information statement-prospectus, for a complete statement of the stockholder's rights and the steps which must be followed in connection with the exercise of those rights.

ALL WRITTEN DEMANDS FOR APPRAISAL MUST BE MAILED OR DELIVERED TO:

SIMON PROPERTY GROUP, INC. 115 WEST WASHINGTON STREET INDIANAPOLIS, INDIANA 46204 ATTN: CORPORATE SECRETARY

OR SHOULD BE DELIVERED TO THE SECRETARY AT THE PROPERTIES SPECIAL MEETING BEFORE THE VOTE ON THE MERGER AGREEMENT.

FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material United States federal income tax considerations relevant to the merger that are applicable to holders of Properties common and preferred stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein.

    Properties stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Properties stockholders in light of their particular circumstances, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who own their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not own their stock as a capital asset and stockholders who have acquired their stock upon the exercise of employee options or otherwise as compensation. In addition, this discussion does not address the tax consequences of the merger under foreign, state or local tax laws.

    Accordingly, Properties stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger.

    As a condition to the consummation of the merger, Simon will receive an opinion from Baker & Daniels regarding certain federal tax matters relating to the merger, including that the merger will be treated for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and that each of Simon and Properties will be a party to the reorganization. As a reorganization, the U.S. federal income tax consequences can be summarized as follows:

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  no gain or loss will be recognized by Properties or Simon as a result of the merger.

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  no gain or loss will be recognized by the holders of either class of Properties preferred stock upon the conversion of their shares into the corresponding class of Simon preferred stock.

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  the tax basis of Simon preferred stock received by holders of Properties preferred stock in the merger will be equal to the tax basis of the shares of Properties preferred stock exchanged therefor in the merger.

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  the holding period for the shares of Simon preferred stock received by each holder of Properties preferred stock in the merger will include the holding period for the shares of Properties preferred stock exchanged therefor in the merger.

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  a holder of Properties common stock will generally recognize capital gain or loss measured by the difference between the amount of cash received and the tax basis of the holder's shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Properties common stock as of the effective date of the merger exceeded one year.

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  under the Internal Revenue Code, a holder of Properties common stock may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to the amount of cash received in the merger unless the holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability if the required information is furnished to the Internal Revenue Service.

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  in general, a holder of Properties common stock who exercises statutory appraisal rights will recognize gain or loss measured by the difference between the amount of cash received and the basis in the shares of Properties common stock exchanged therefor.

A holder of Properties common stock should be aware that the tax basis of the holder's common stock will be less than the price the holder paid for such stock because a portion of the dividends paid by Properties represented a return of capital which resulted in a reduction in basis of the common stock with respect to which the dividends were paid.

INFORMATION ABOUT PROPERTIES AND SIMON

Simon

    Simon owns, operates, manages, leases, acquires, expands and develops real estate properties, primarily regional malls and community shopping centers. Simon has elected to be taxed as a "real estate investment trust" or REIT for federal income tax purposes. SPG Realty Consultants, Inc. ("SRC") is Simon's "paired share" affiliate which means that fractional interests of SRC's common stock are paired with shares of Simon's common stock and preferred stock which is convertible into Simon common stock. The shares of Simon preferred stock to be issued in the merger will not be paired with SRC common stock.

    The core of Simon's business originated with the shopping center business of Melvin Simon, Herbert Simon, David Simon and other members and associates of the Simon family. Simon has grown significantly by acquiring properties and merging with other real estate companies, including the merger with DeBartolo Realty Corporation in 1996 and the combination with Corporate Property Investors, Inc. in 1998.

    As of March 31, 2001, Simon and its majority-owned subsidiary, Simon Property Group, L.P. (the "Operating Partnership"), owned or held interests in 250 income-producing properties, consisting of 164 regional malls, 72 community shopping centers, five specialty retail centers, four office and mixed-use properties, and five value-oriented super regional malls located in a total of 36 states. The Operating Partnership also has interests in five additional properties in Europe. The U.S. properties have over 183.6 million square feet of gross leaseable area of which Simon owns approximately 110.4 million square feet.

    Corporate Property Investors, the predecessor of Simon, was organized as a Massachusetts business trust in 1971 and reorganized as a Delaware corporation in 1998.

Properties

    Properties is a substantially wholly-owned subsidiary of Simon. Properties is a non-managing general partner and owns a 48.2% interest in the Operating Partnership. Properties has no other assets or business activities.

    Properties was organized as a Maryland corporation in 1993 and elected to be taxed as a REIT for federal income tax purposes beginning in 1994. Properties changed its name from Simon Property Group, Inc. to Simon DeBartolo Group, Inc. following the 1996 merger with DeBartolo Realty Corporation. As a result of the combination with Corporate Property Investors, Inc. in 1998, Properties changed its name to SPG Properties, Inc.

Offices

    The principal executive offices of both Simon and Properties are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204. Our telephone number is (317) 636-1600. Our world wide web site address is www.simon.com. The information in our web site is not incorporated by reference into this information statement- prospectus.

POLICIES OF SIMON FOLLOWING THE MERGER

    The following is a discussion of investment policies, financing policies and policies with respect to certain other activities of Simon which we expect to continue following the merger. The policies may be amended or rescinded from time to time following the merger at the discretion of the Simon Board of Directors without a vote of the stockholders of Simon.

Investment Policies

    Simon will conduct all its investment activities through the Operating Partnership for as long as such partnership exists. Simon's primary business objective will be to increase Funds From Operations per share and the value of its properties and operations. It is intended that Simon will achieve these objectives by pursuing an aggressive leasing strategy; continuing to improve the performance of its properties through both traditional and innovative management techniques; where appropriate, renovating and/or expanding its properties; developing new shopping centers whenever such development meets the economic criteria of Simon; and acquiring additional shopping centers and the portfolios of other retail real estate companies that meet its investment criteria, although no assurance can be given that Simon will achieve such objectives. Simon's policy will be to develop and acquire properties primarily for generation of current income and long-term value appreciation. Simon will not have a policy limiting the amount or percentage of assets that may be invested in any particular property or type of property or in any geographic area.

    Simon may purchase or lease properties for long-term investment, develop or redevelop its properties or sell such properties, in whole or in part, when circumstances warrant. Simon currently participates and may continue to participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that have priority over the equity interest of Simon.

    While Simon emphasizes equity real estate investments, Simon may, in its discretion, invest in mortgages (which may or may not be insured by a governmental agency) and other real estate interests consistent with its qualification as a REIT. It is not intended that Simon invest to a significant extent in mortgages or deeds of trust, but it may invest in participating or convertible mortgages if Simon concludes that it may benefit from the cash flow or any appreciation in the value of the property.

    Subject to the percentage ownership limitations and gross income tests necessary for REIT qualification under the Internal Revenue Code, Simon may also invest in securities of other entities engaged in real estate activities or securities of other issuers. Simon may invest in the securities of other issuers in connection with acquisitions of indirect interests in real estate (normally general or limited partnership interests in special purpose partnerships owning one or more properties). Simon may in the future acquire all or substantially all of the securities or assets of other REITs, management companies or similar entities where such investments would be consistent with its investment policies. It is not intended that Simon invest in securities of other issuers (other than the Operating Partnership and certain wholly-owned subsidiaries and to acquire interests in real estate) for the purpose of exercising control. It is not intended that Simon's investments in securities will require it to register as an "investment company" under the Investment Company Act of 1940, as amended, and it is intended that Simon divest securities before any such registration would be required.

Financing Policies

    Simon does not maintain a policy of limiting its ratio of debt to total market capitalization. Certain agreements relating to indebtedness of Simon do, however, set forth restrictions on the amount of indebtedness that it is permitted to incur. See "RISK FACTORS—Simon Has a Substantial Debt Burden that Could Affect its Future Operations."

    To the extent that the Simon Board of Directors determines to seek additional capital, Simon may raise such capital through additional equity offerings, debt financing or retention of cash flow (subject to provisions in the Internal Revenue Code requiring the distribution by a REIT of a certain percentage of taxable income and taking into account taxes that would be imposed on undistributed taxable income), or a combination of these methods. If the Simon Board of Directors determines to raise additional equity capital, it may, without stockholder approval, issue additional shares of Simon common stock or other capital stock of Simon up to the amount of its authorized capital in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Such securities may be senior to the outstanding classes of Simon common stock and may include additional classes of preferred stock (which may be convertible into Simon common stock). Existing stockholders will have no preemptive right to purchase shares in any subsequent offering of securities by Simon, and any such offering could cause a dilution of a stockholder's investment in Simon.

    It is anticipated that, following the merger, any additional borrowings would be made through the Operating Partnership, although Simon might incur borrowings that would be reloaned to the Operating Partnership. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments, or purchase money obligations to the sellers of properties, any of which indebtedness may be unsecured or may be secured by any or all of the assets of Simon, SRC, the Operating Partnership or any existing or new property-owning partnership and may have full or limited recourse to all or any portion of the assets of any of the foregoing. Although Simon may borrow to fund the payment of dividends, it currently has no intention or expectation that it will do so.

    Simon may seek to obtain unsecured or secured lines of credit or may determine to issue debt securities (which may be convertible into capital stock or be accompanied by warrants to purchase capital stock) or to sell or securitize its lease receivables. The proceeds from any borrowings may be used to finance acquisitions, to develop or redevelop properties, to refinance existing indebtedness, for working capital or capital improvements, or for meeting the income distribution requirements applicable to REITs if Simon has income without the receipt of cash sufficient to enable it to meet such distribution requirements. Simon also may determine to finance acquisitions through the exchange of properties or issuance of additional Units in the Operating Partnership, shares of common stock, shares of preferred stock or other securities. The ability to offer Units to transferors may result in a beneficial structure for the transferors because the exchange of Units for properties may defer the recognition of gain for tax purposes by the transferor and may be an advantage for Simon since certain investors may be limited in the number of shares of Simon capital stock that they may purchase. To the extent that the Simon Board of Directors determines to obtain additional debt financing, it is intended that Simon (or an entity owned or controlled by Simon) do so generally through mortgages on properties and drawings against revolving lines of credit in a manner consistent with its debt capitalization policy. These mortgages may be recourse, non-recourse or cross-collateralized. Simon will not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments usually limit additional indebtedness on such properties.

Policies With Respect To Certain Other Activities

    It is not intended that Simon make investments other than as previously described. It is intended that Simon make investments in such a manner as to be consistent with the REIT requirements of the Internal Revenue Code, unless, because of changing circumstances or changes in such REIT requirements, the Simon Board of Directors determines that it is no longer in the best interests of Simon to qualify as a REIT. Simon has authority to offer shares of its capital stock or other securities in exchange for property and to repurchase or otherwise reacquire its shares or any other securities and may engage in such activities in the future. Simon may in the future issue shares of Simon common stock to holders of Units in the Operating Partnership upon exercise of such holders' rights under the Operating Partnership. Simon has not made loans to other entities or persons, including its officers and directors, other than M.S. Management Associates, Inc. (the "Management Company"). Simon may in the future make loans to joint ventures in which it participates. It is not intended that Simon engage in (i) trading, underwriting or agency distribution or sale of securities of other issuers and (ii) the active trade of loans and investments.

Certain Activities of Simon Prior to the Merger

    Since the combination with Corporate Property Investors, Inc. in 1998 (the "CPI Merger"), Simon has

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  issued (i) 6,047,399 shares of Simon common stock upon the conversion of Series A and B preferred stock of Simon; (ii) 155,132 shares of Simon common stock in lieu of preferred dividends on Series A preferred stock of Simon; (iii) 1,879,055 restricted shares of Simon common stock, net of forfeitures, under The Simon Property Group 1998 Stock Incentive Plan (the "1998 Plan") and (iv) 164,898 shares of Simon common stock upon exercise of stock options under the 1998 Plan;

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  borrowed a maximum of $830.0 million under its $1.25 billion unsecured revolving credit facility; the amount borrowed as of March 31, 2001 was $645.0 million;

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  as a co-borrower with the Operating Partnership, borrowed a maximum of $1.4 billion under a $1.4 billion medium term unsecured bridge loan taken out in connection with the CPI Merger; the amount borrowed as of March 31, 2001 was $435.0 million;

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  not made loans to other entities or persons, including its officers and directors, other than the Management Company;

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  not invested in the securities of other issuers (other than the Operating Partnership and certain wholly-owned subsidiaries and to acquire interests in real estate) for the purpose of exercising control;

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  not underwritten securities of other issuers;

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  not engaged in the purchase and sale (or turnover) of investments, except for the sale of 1,408,450 shares of Chelsea GCA Realty, Inc. common stock, a publicly-traded REIT, for $50.0 million, which shares were acquired prior to the CPI Merger;

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  repurchased (directly or through subsidiaries) 2,098,555 shares of Simon common stock for cash and

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  provided annual reports containing financial statements certified by independent public accountants and quarterly reports containing unaudited financial statements to its security holders.

DESCRIPTION OF SIMON PREFERRED STOCK
TO BE ISSUED IN THE MERGER

    This section of the information statement-prospectus describes the 8 3/4% Series F Cumulative Redeemable Preferred Stock (the "Simon Series F Preferred Shares") that will be issued by Simon on a share-for-share basis to holders of Properties 8 3/4% Series B Cumulative Redeemable Preferred Stock and the 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock (the "Simon Series G Preferred Shares") that will be issued by Simon on a share-for-share basis to holders of Properties 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock. On May 8, 2001, the Board of Directors of Simon adopted resolutions establishing the designation and issuance of the Simon Series F Preferred Shares and the Simon Series G Preferred Shares (together, the "Simon Preferred Shares"). The following summary of the terms and provisions of the Simon Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Simon Charter and the Certificates of the Powers, Designations, Preferences and Rights for the Simon Preferred Shares which have been filed as exhibits to the registration statement which includes this information statement-prospectus.

    The registrar, transfer agent and distributions disbursing agent for the Simon Preferred Shares will be Mellon Investor Services LLC.

    Application has been made to list the Simon Preferred Shares on the New York Stock Exchange, subject to official notice of issuance. If so approved, trading of the Simon Preferred Shares on the New York Stock Exchange is expected to commence after the effective date of the merger.

Simon Series F Preferred Shares

    Authorized Shares.  The Certificate of the Powers, Designations, Preferences and Rights for the Simon Series F Preferred Shares establishes 8,000,000 shares authorized for issuance which is also the number of outstanding shares of the Properties Series B Preferred Shares.

    Distributions.  Holders of the Simon Series F Preferred Shares are entitled to receive, when and as authorized by the Board of Directors of Simon, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 8 3/4% of the liquidation preference per annum. Distributions accrue and are cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the succeeding business day (each, a "Distribution Payment Date"). The first distribution on the

Simon Series F Preferred Shares will be paid on September 30, 2001. Any distributions payable for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the share records of Simon at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by the Board of Directors for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date").

    No distributions on the Simon Series F Preferred Shares may be authorized by the Board of Directors or be paid or set apart for payment by Simon at such time as the terms and provisions of any agreement of Simon, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment are restricted or prohibited by law.

    Notwithstanding the foregoing, distributions on the Simon Series F Preferred Shares will accrue whether or not Simon has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Simon Series F Preferred Shares will not bear interest and holders will not be entitled to any distributions in excess of full cumulative distributions as described above.

    Any distribution payment made on the Simon Series F Preferred Shares will first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

    If, for any taxable year, Simon elects to designate as "capital gain distributions" (as defined in Section 857 of the Internal Revenue Code), any portion (the "Capital Gains Amount") of the distributions paid or made available for the year to holders of all classes of shares (the "Total Distributions"), then the portion of the Capital Gains Amount that is allocable to the holders of Simon Series F Preferred Shares will be the amount that the total distributions paid or made available to the holders of the Simon Series F Preferred Shares for the year bears to the Total Distributions.

    Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the affairs of Simon, the holders of the Simon Series F Preferred Shares are entitled to be paid out of the assets of Simon legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Board of Directors in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Simon common stock or any other capital shares that rank junior to the Simon Series F Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Simon Series F Preferred Shares will have no right or claim to any of the remaining assets of Simon. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Simon are insufficient to pay the amount of the liquidating distributions on all outstanding Simon Series F Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of Simon ranking on parity with the Simon Series F Preferred Shares in the distribution of assets, then the holders of the Simon Series F Preferred Shares and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of preferred stock, the remaining assets of Simon shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Simon with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of Simon, will not be deemed to constitute a liquidation, dissolution or winding up of Simon.

    Redemption.  The Simon Series F Preferred Shares are not redeemable prior to September 29, 2006. On and after September 29, 2006, Simon, at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Simon Series F Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent Simon will have funds legally available therefor. The redemption price of the Simon Series F Preferred Shares (other than any portion thereof consisting of accrued and unpaid distributions) may be paid solely from the sale proceeds of other capital stock of Simon and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Simon Series F Preferred Shares to be redeemed shall surrender such shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Simon Series F Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Simon in trust for the benefit of the holders of any Simon Series F Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such shares, such shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Simon Series F Preferred Shares are to be redeemed, the shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by Simon.

    Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by Simon, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Simon Series F Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of Simon. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Simon Series F Preferred Shares except as to the holders to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Simon Series F Preferred Shares to be redeemed; (iv) the place or places where the certificates evidencing the Simon Series F Preferred Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Simon Series F Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares to be redeemed from such holder.

    The holders of Simon Series F Preferred Shares at the close of business on a Distribution Record Date will be entitled to receive the dividend payable with respect to such Simon Series F Preferred Shares on the corresponding Distribution Payment Date notwithstanding the redemption thereof between such Distribution Record Date and the corresponding Distribution Payment Date or Simon's default in the payment of the distribution due. Except as provided above, Simon will make no payment or allowance for unpaid distributions, whether or not in arrears, on Simon Series F Preferred Shares to be redeemed.

    The Simon Series F Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "—Restrictions on Ownership" below).

    Voting Rights.  In any matter in which the Simon Series F Preferred Shares are entitled to vote (as expressly provided herein, as may be required by law or as required by the rules of the New York Stock Exchange), including any action by written consent, each Simon Series F Preferred Share is entitled to one vote.

    The holders of Simon Series F Preferred Shares are entitled to vote with all outstanding shares of common stock and the Simon Series G Preferred Shares in the election of persons to the Board of Directors (other than the directors to be elected by specified classes of Simon common stock).

    In addition, if distributions on the Simon Series F Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of Simon Series F Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of Simon until all distribution arrearages have been paid.

    Conversion; Not Paired Shares.  The Simon Series F Preferred Shares are not convertible into or exchangeable for any other property or securities of Simon and are not paired with common stock of SRC.

Simon Series G Preferred Shares

    Authorized Shares.  The Certificate of the Powers, Designations, Preferences and Rights for the Simon Series G Preferred Shares establishes 3,000,000 shares authorized for issuance which is also the number of outstanding shares of the Properties Series C Preferred Shares.

    Distributions.  Holders of Simon Series G Preferred Shares are entitled to receive, when and as authorized by the Board of Directors of Simon, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 7.89% of the liquidation preference per annum per share to and including September 30, 2012; thereafter, beginning October 1, 2012 at 9.89% of the liquidation preference per annum per share. Distributions accrue and are cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the succeeding business day (each, a "Payment Date"). The first distribution on the Simon Series G Preferred Shares will be paid on September 30, 2001. Any distributions payable for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the share records of Simon at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Payment Date falls or such other date designated by the Board of Directors for the payment of distributions that is not more than 30 nor less than 10 days prior to such Payment Date (each, a "Record Date").

    No distributions on the Simon Series G Preferred Shares may be authorized by the Board of Directors of Simon or be paid or set apart for payment by Simon at such time as the terms and provisions of any agreement of Simon, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment are restricted or prohibited by law.

    Notwithstanding the foregoing, distributions on the Simon Series G Preferred Shares will accrue whether or not Simon has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid Simon Series G Preferred Shares will not bear interest and holders will not be entitled to any distributions in excess of full cumulative distributions as described above.

    Any distribution payment made on the Simon Series G Preferred Shares will first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

    If, for any taxable year, Simon elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code), any portion (the "Capital Gains Amount") of the distributions paid or made available for the year to holders of all classes of shares (the "Total Distributions"), then the portion of the Capital Gains Amount that is allocable to the holders of Simon Series G Preferred Shares will be the ratio of the total distributions paid or made available to the holders of the Simon Series G Preferred Shares for the year over the Total Distributions.

    Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the affairs of Simon, the holders of the Simon Series G Preferred Shares are entitled to be paid out of the assets of Simon legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by the Board of Directors in the amount of a liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Simon common stock or any other capital shares that rank junior to the Simon Series G Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Simon Series G Preferred Shares will have no right or claim to any of the remaining assets of Simon. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Simon are insufficient to pay the amount of the liquidating distributions on all outstanding Simon Series G Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of Simon ranking on parity with the Simon Series G Preferred Shares in the distribution of assets, then the holders of the Simon Series G Preferred Shares and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of preferred stock, the remaining assets of Simon shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Simon with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of Simon, will not be deemed to constitute a liquidation, dissolution or winding up of Simon.

    Redemption.  The Simon Series G Preferred Shares are not redeemable prior to September 30, 2007. On and after September 30, 2007, Simon, at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Simon Series G Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $50.00 per share, plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent Simon will have funds legally available therefor. The redemption price of the Simon Series G Preferred Shares (other than any portion thereof consisting of accrued and unpaid distributions) may be paid solely from the sale proceeds of other capital stock of Simon and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Simon Series G Preferred Shares to be redeemed shall surrender such shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Simon Series G Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Simon in trust for the benefit of the holders of any Simon Series G Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such shares, such shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Simon Series G Preferred Shares are to be redeemed, the shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by Simon.

    Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by Simon, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Simon Series G Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of Simon. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Simon Series G Preferred Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Simon Series G Preferred Shares to be redeemed; (iv) the place or places where the certificates evidencing the Simon Series G Preferred Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Simon Series G Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares to be redeemed from such holder.

    The holders of Simon Series G Preferred Shares at the close of business on a Record Date will be entitled to receive the distribution payable with respect to such Simon Series G Preferred Shares on the corresponding Payment Date notwithstanding the redemption thereof between such Record Date and the corresponding Payment Date or Simon's default in the payment of the distribution due. Except as provided above, Simon will make no payment or allowance for unpaid distributions, whether or not in arrears, on Simon Series G Preferred Shares to be redeemed.

    The Simon Series G Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "—Restrictions on Ownership" below).

    Voting Rights.  In any matter in which the Simon Series G Preferred Shares are entitled to vote (as expressly provided herein, as may be required by law or as required by the rules of the New York Stock Exchange), including any action by written consent, each Simon Series G Preferred Share is entitled to one vote.

    The holders of the Simon Series G Preferred Shares are entitled to vote with all outstanding shares of common stock and the Simon Series F Preferred Shares in the election of persons to the Simon Board of Directors (other than the directors to be elected by specified classes of Simon common stock).

    In addition, if distributions on the Series G Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of Simon Series G Preferred Shares (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of Simon until all distribution arrearages have been paid.

    Conversion; Not Paired Shares.  The Simon Series G Preferred Shares are not convertible into or exchangeable for any other property or securities of Simon and are not paired with common stock of SRC.

Restrictions On Ownership

    Simon's Charter contains certain restrictions on the number of shares of capital stock of Simon (including the Simon Preferred Shares) that individual stockholders may own. For Simon to qualify as a REIT under the Internal Revenue Code, in addition to other requirements, not more than 50% in value of the outstanding capital stock of Simon may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year) and the capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In part because the management of Simon currently believes it is essential for Simon to maintain its status as a REIT, the provisions of Simon's Charter with respect to Simon Excess Stock contain restrictions on the acquisition of its capital stock intended to ensure compliance with these requirements.

    Simon's Charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than the ownership limit (the "Ownership Limit"), which is equal to 8% (18% in the case of the Simons) of any class of capital stock of Simon (calculated based on the lower of outstanding shares, voting power or value). In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the Ownership Limit, such transfer or other event with respect to that number of shares that would be owned by the transferee in excess of the Ownership Limit would be deemed void ab initio and the intended transferee would acquire no rights in such shares of stock. Such shares of stock would automatically be converted into shares of Simon Excess Stock according to rules set forth in Simon's Charter, to the extent necessary to ensure that the purported transfer or other event does not result in ownership of shares of stock in violation of the Ownership Limit. The Simon Board of Directors may exempt a person from the Ownership Limit if they receive a ruling from the IRS or an opinion of tax counsel that such ownership will not jeopardize Simon's status as a REIT. Stock of Simon that is held by a "qualified trust" within the meaning of Section 856(h)(3) of the Code is treated as held proportionately by the beneficiaries of such trust.

    Upon a purported transfer or other event that results in either Simon Excess Common Stock or Simon Excess Preferred Stock (collectively, "Simon Excess Stock"), the Simon Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by Simon. Such Simon Excess Stock will be issued and outstanding stock of Simon and it will be entitled to dividends equal to any dividends which are declared and paid on such stock. Any dividend or distribution paid prior to the discovery by Simon that stock has been converted into Simon Excess Stock is to be repaid upon demand. The recipient of such dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void ab initio with respect to such shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Simon Excess Stock into which such shares were converted. Such Simon Excess Stock will also be entitled to such voting rights as are ascribed to the stock from which such shares of Simon Excess Stock were converted. Any voting rights exercised prior to discovery by Simon that shares of stock were converted to Simon Excess Stock will be rescinded and recast as determined by the trustee.

    While Simon Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to such Simon Excess Stock only to a person whose ownership of the shares of stock would not violate the Ownership Limit, at which time the Simon Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Simon Excess Stock was originally exchanged.

    Simon's Charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the Simon Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which such Simon Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Simon Excess Stock may be deemed, at the option of Simon, to have acted as an agent on behalf of the trust in acquiring or holding such Simon Excess Stock and to hold such Simon Excess Stock on behalf of the trust.

    Simon's Charter further provides that Simon may purchase, for a period of 90 days during the time the Simon Excess Stock is held by the trustee in trust, all or any portion of the Simon Excess Stock from the original transferee-stockholder at the lesser of the price paid for the stock by the purported transferee (or if no notice of such purchase price is given, at a price to be determined by the Simon Board of Directors, in its sold discretion, but no lower than the lowest market price of such stock at any time prior to the date Simon exercises its purchase option) and the closing market price for the stock on the date Simon exercises its option to purchase. The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to Simon of the transfer or (if no notice is given) the date the Simon Board of Directors determines that a violative transfer or other event has been made.

    Simon's Charter further provides that in the event of a purported issuance or transfer that would, if effective, result in Simon being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void ab initio, and the intended transferee would acquire no rights to the stock.

    All certificates representing shares of any class of stock of Simon bear a legend referring to the restrictions described above.

    All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such other percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding stock must file an affidavit with Simon containing the information specified in the Simon Charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Simon in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Simon Charter or the Internal Revenue Code applicable to a REIT.

    The Simon Excess Stock provision will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving Simon's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of Simon without the approval of the Simon Board of Directors.

DIFFERENCES BETWEEN PROPERTIES AND SIMON ORGANIZATIONAL
DOCUMENTS AND MARYLAND AND DELAWARE LAW

    This section of the information statement-prospectus describes certain differences between the organization documents of Properties and Simon and while we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of these differences.

    Properties is organized under the laws of the State of Maryland and Simon is organized under the laws of the State of Delaware. The following discussion summarizes certain material differences between the Properties Charter and Properties By-laws and the Simon Charter and Simon By-laws and between certain provisions of the MGCL and the DGCL affecting stockholders' rights. This summary is not complete and is subject to and qualified in its entirety by reference to the MGCL and the DGCL and also to the Properties Charter, the Properties By-laws, the Simon Charter, and the Simon By-laws. Copies of the Properties Charter, Properties By-laws, Simon Charter, and Simon By-laws, are available for inspection at the principal executive offices of Simon and copies will be sent to holders of Properties stock upon request.

Number Of Directors

    Under the Properties Charter, the number of directors of Properties shall never be less than the minimum number permitted by the MGCL. At least a majority of the directors shall be Independent Directors. There are currently twelve directors serving on the Properties Board of Directors.

    Under the Simon Charter, the number of directors of Simon shall never be less than the minimum number permitted by the DGCL. In addition, so long as any shares of both Simon Class B Common Stock and Simon Class C Common Stock are outstanding, the number of directors of Simon shall be thirteen; so long as any shares of Simon Class B Common Stock (but no Simon Class C Common Stock) are outstanding, the number of directors of Simon shall be nine; so long as any shares of Simon Class C Common Stock (but no Simon Class B Common Stock) are outstanding, the number of directors of Simon shall be nine; and so long as no shares of Simon Class B Common Stock or Simon Class C Common Stock are outstanding, the number of directors of Simon shall be fixed by the Simon Board of Directors from time to time. There are currently twelve directors serving on the Simon Board of Directors.

Removal Of Directors

    Under the MGCL, except as otherwise provided in a corporation's charter, the stockholders generally may remove any director, with or without cause, by the vote of a majority of all the votes entitled to be cast in the election of the directors. The Properties Charter provides that, subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, a director may only be removed for cause, by the affirmative vote of a majority of the holders of at least a majority of the combined voting power of all the votes entitled to be cast in the election of the directors.

    Under the DGCL, the affirmative vote of a majority of the shares entitled to vote at the election of directors is required to remove directors, with or without cause, except that whenever the holders of a class or series are entitled to elect one or more directors by the certificate of incorporation, then with respect to the removal without cause of a director or directors so elected, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole shall be required. The Simon Charter provides that, subject to the rights of holders of any class separately entitled to elect one or more directors, the affirmative vote of the holders of a majority of the combined voting power of all shares entitled to vote in the election for directors is required to remove a director with or without cause.

Filling Vacancies On The Board Of Directors

    Under the MGCL, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. A director elected by the stockholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director. Otherwise, the MGCL provides that a majority of the remaining directors may fill a vacancy, unless it results from an increase in the size of the board. Any vacancy resulting from the increase in the number of directors may be filled by a majority of the entire board. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of stockholders and until his successor is elected and qualified. There is no provision in the MGCL providing for the filling of vacancies on the board of directors by Maryland courts.

    The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office or a sole remaining director (even though less than a quorum) unless otherwise provided in the certificate of incorporation or by-laws. However, the DGCL also provides that if the directors then in office constitute less than a majority of the corporation's whole board of directors (as constituted prior to any such increase), then, upon application by stockholders representing at least 10% of outstanding shares entitled to vote for such directors, the Court of Chancery may order a stockholder election of directors to be held. The Simon Charter provides substantially the same provisions with respect to the filling of vacancies of the Board of Directors as the Properties Charter.

Interested Director Transactions

    Under both the MGCL and the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of such interest if such contract or transaction (a) is ratified by the stockholders (as set forth below) or a majority of disinterested members of the board of directors or a committee thereof if the material facts are disclosed or known thereto, or (b) was fair (and under the MGCL, reasonable) to the corporation at the time it was approved. Under the MGCL, such ratification must be made by a majority of the disinterested stockholders. Under the DGCL, any ratification of such a contract or transaction by the stockholders must be made by a majority of all stockholders in good faith.

Amendment To Charter Or Certificate Of Incorporation

    Under the MGCL, the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter is required to amend a corporation's charter; however, the charter of the corporation may provide for a greater or lesser proportion of the votes entitled to be cast to approve a charter amendment as long as the vote is not less than a majority of the votes entitled to be cast.

    Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

    The Properties Charter provides that the Properties Charter may be amended by the affirmative vote of the holders of not less than a majority of the aggregate votes entitled to be cast thereon (considered for these purposes as a single class) at either a special or annual meeting of the stockholders. However, the Properties Charter provides that the affirmative vote of 80% of the aggregate votes entitled to be cast, voting as a single class, is required to amend certain sections of the charter, including the provisions that require the Properties Board of Directors to consider constituencies other than stockholders when considering Business Combinations, eliminate the personal liability of a director to Properties, and address stockholder proposals. In addition, amendments with respect to the composition of the Properties Board of Directors will require the affirmative vote of not less than 80% of the aggregate votes entitled to be cast thereon, voting as a single class. The Simon Charter provides substantially the same provisions as the Properties Charter, except that there is no similar provision requiring the Simon Board of Directors to consider constituencies other than stockholders.

Amendment Of By-laws

    Under the MGCL, the power to adopt, amend, or repeal a corporation's by-laws is vested in the corporation's stockholders, except to the extent the corporation's charter or by-laws vest it in the board of directors. The Properties By-laws provide, subject to the certain provisions relating to the number and election of directors as contained in the Properties Charter, that the By-laws may be repealed, altered, amended or rescinded (a) by the stockholders (considered for this purpose as one class) by the affirmative vote of not less than 80% of all the votes entitled to be cast generally in the election of directors which are cast on the matter at any meeting of the stockholders called for that purpose or (b) by a vote of two-thirds of the Properties Board of Directors at a meeting of the Properties Board of Directors (except for the provision in the Properties By-laws which requires the affirmative vote of six Independent Directors to cause the sale of property owned by partnerships in which Properties acts as a general partner).

    Under the DGCL, the by-laws may be amended by the action of the stockholders and, if so provided in the charter, the directors. The Simon Charter provides that the By-laws may be amended, altered, or repealed only by the affirmative vote of 80% of the stockholders or by a vote of two-thirds of the Simon Board of Directors (including at least a majority of the directors elected by the Simon Class B Common Stock and at least one director elected by Simon Class C Common Stock), at a meeting of such Board of Directors.

Stockholder Meetings And Provisions For Notices; Proxies

    Under the MGCL and the DGCL, stockholder meetings may be held at any place, as provided in the by-laws. However, the MGCL requires the meetings to be held in the United States. The DGCL has no such requirement. Under both the MGCL and the DGCL, written notice of a stockholders' meeting must state the place, date, and time of the meeting, and if a special meeting, the purpose or purposes for which the meeting is to be held. Under the Properties By-laws, not less than 10 days nor more than 90 days before the date of every stockholders' meeting, the Properties Secretary shall give to each stockholder entitled to vote at the meeting and each other stockholder entitled to notice of the meeting, written or printed notice stating the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, either by mail or by presenting it to him personally or by leaving it at his residence or usual place of business. The Simon By-laws provide that written notice of every meeting of the stockholders, stating the place, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

    Under the MGCL, proxies are valid for 11 months from their date, unless the proxy otherwise provides. Under the DGCL, however, stockholder proxies are valid for three years from their date unless the proxy provides for a longer period.

Voting By Stockholders

    The Properties Charter provides that holders of Properties common stock and all other capital stock with the right to vote for the election of directors are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Properties voting stock have no right to cumulative voting for the election of directors. The Properties By-laws provide that, in all elections for directors, every stockholder shall have the right to vote, in person or by proxy, the shares owned of record by the stockholder. At all meetings of stockholders, the proxies and ballots shall be received by the chairman of the meeting. If demanded by stockholders entitled to cast 10% in number of votes entitled to be cast, or if ordered by the chairman of the meeting, the voting shall be conducted by two inspectors. The stockholders at any meeting may choose the inspectors, however, no candidate for election as a director at a meeting shall serve as an inspector at any meeting of stockholders.

    The Simon Charter provides that holders of Simon Common Stock, Simon Class B Common Stock and Simon Class C Common Stock and all other capital stock with the right to vote for the election of directors are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of directors elected exclusively by the holders of Simon Class B Common Stock and the election of directors elected exclusively by the holders of Simon Class C Common Stock. Holders of Simon voting stock have no right to cumulative voting for the election of directors. Under the Simon By-laws, at all meetings of stockholders the proxies and ballots shall be received by the chairman of the meeting. If demanded by stockholders entitled to cast 10% in number of votes entitled to be cast, or if ordered by the chairman, the voting shall be taken either by ballot or conducted by an inspector.

Stockholder Action Without A Meeting

    Under the MGCL, stockholders may act by written consent only if all stockholders entitled to vote on the matter that is the subject of the written consent sign the consent. Under the DGCL, unless otherwise provided in the certificate of incorporation, actions may be taken by the stockholders of a Delaware corporation by written consent, provided that the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted. The Simon Charter provides that stockholder actions must be taken at an annual or special meeting and may not be taken by written consent, except that holders of Simon Class B Common Stock and Simon Class C Common Stock may act by written consent without a meeting on matters submitted exclusively to the vote of the holder of Simon Class B Common Stock or Simon Class C Common Stock.

Business Combinations

    Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "Interested Stockholder"), or (iii) any affiliate of an Interested Stockholder, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected unless, among other conditions, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

    As a Delaware corporation, Simon is subject to the provisions of Section 203 of the DGCL ("Section 203"). In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time at which such person became an interested stockholder unless: (1) prior to such time, the Board of

Directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or (2) upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or (3) the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock (at a meeting and not by written consent), excluding shares owned by the interested stockholder. For these purposes, the terms "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder," and "interested stockholder" means a person who, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than 15% of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Simon has not made this election.

Appraisal Rights

    Under the MGCL, holders of Properties common stock will be entitled to appraisal rights under Maryland law with respect to the merger. See "THE MERGER—APPRAISAL RIGHTS".

    Under the DGCL, stockholders of a corporation who do not consent to certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholders may receive cash in the amount of the fair market value of their shares in lieu of the consideration which otherwise would have been received in the transaction. Unless the corporation's certificate of incorporation provides otherwise, such appraisal rights are not available in certain circumstances, including without limitation, (a) with respect to the sale, lease, or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

Dividends

    The MGCL permits a corporation, subject to any provision in its charter, to make a distribution, including dividends, redemptions or stock repurchases, unless, after such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its liabilities and, unless the charter provides otherwise, liquidation preferences of stock senior to the stock on which the distribution is proposed to be made. For purposes of determining whether a distribution is lawful, the corporation's assets may be based upon fair value or any other method of valuation that is reasonable under the circumstances.

    The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation, except that it may repurchase shares having a preference upon the distribution of any of its assets or, if no shares entitled to a preference are outstanding, any of its shares if it retires such shares upon acquisition and reduces the corporation's capital in connection therewith (and provided, that after any reduction in capital made in connection with such retirement of shares, the corporation's remaining assets must be sufficient to pay any debts not otherwise provided for).

Limitation Of Liability And Indemnification Of Directors And Officers

    The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Properties Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

    The Properties Charter authorizes Properties, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any director or officer, whether serving Properties or, at its request, any other entity. The Properties Charter and Properties Bylaws also permit Properties to indemnify and advance expenses to any employee or agent of Properties.

    The MGCL requires a corporation (unless its charter provides otherwise, which the Properties Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    Simon's Charter provides that no director will be personally liable to the corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision will not eliminate or limit the liability of a director for: (1) any breach of the director's duty of loyalty to the corporation and its stockholders; (2) acts or omissions not in good faith; (3) any transaction from which the director derived an improper personal benefit; or (4) any matter in respect of which such director would be liable under Section 174 of the DGCL. These provisions may have the effect of discouraging stockholders' actions against directors. The personal liability of a director for violation of the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director.

    Simon's Charter provides that Simon shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of Simon, is or was serving at the request of Simon, as a director, officer or trustee of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Simon and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The DGCL provides that indemnification is mandatory where a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

    The DGCL generally permits indemnification for expenses incurred in the defense or settlement of third-party actions or action by or in right of the corporation, and for judgments in third party actions, provided there is a determination by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or in a criminal proceeding that the person had no reason to believe his or her conduct to be unlawful. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable. The DGCL states that the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

    The right of indemnification, including the right to receive payment in advance of expenses, conferred by Simon's Charter is not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The following tables present unaudited historical pro forma financial statements for Simon and unaudited pro forma per share data for Simon. Since Simon owns 99.9% of the common stock of Properties, Simon consolidates Properties. The historical financial information is derived from the financials statements of Simon, incorporated by reference into this information statement-prospectus. The unaudited pro forma consolidated condensed statements of operations data set forth the results of continuing operations for the three months ended March 31, 2001 and for the year ended December 31, 2000, as if the merger had become effective at the beginning of calendar 2001 and 2000, respectively. The unaudited pro forma consolidated condensed balance sheet data sets forth the financial position as of March 31, 2001, as if the merger had become effective on March 31, 2001.

    Preparation of the pro forma financial information and pro forma adjustments was based on assumptions we deemed appropriate. The assumptions give effect to the merger under the purchase method of accounting and the conversions described above in accordance with accounting standards generally accepted in the United States. This pro forma financial data is unaudited and is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the merger been consummated prior to the periods indicated, nor does it purport to represent the future financial position and results of operations for future periods. The pro forma financial information should be read in conjunction with the historical financial statements of Properties and Simon, incorporated by reference into this information statement-prospectus.

Simon Property Group, Inc. Consolidated

Pro Forma Balance Sheet

As of March 31, 2001
(Dollars in thousands, except per share amounts)
(Unaudited)

	Simon (Historical)	Pro Forma Adjustments	Total Pro Forma
ASSETS:
Investment properties, at cost	$13,034,425	$—	$13,034,425
Less—accumulated depreciation	1,547,632	—	1,547,632

	11,486,793	—	11,486,793
Cash and cash equivalents	128,312	—	128,312
Tenant receivables and accrued revenue, net	257,267	—	257,267
Notes and advances receivable from Management Company and affiliates	214,584	—	214,584
Note receivable from the SRC Operating Partnership (Interest at 8%, due 2009)	1,432	—	1,432
Investment in unconsolidated entities, at equity	1,321,520	—	1,321,520
Goodwill, net	38,091	—	38,091
Deferred costs and other assets, net	250,606	—	250,606
Minority interest, net	44,211	—	44,211

	$13,742,816	$—	$13,742,816

Simon Property Group, Inc. Consolidated

Pro Forma Balance Sheet (continued)

As of March 31, 2001
(Dollars in thousands, except per share amounts)
(Unaudited)

	Simon (Historical)	Pro Forma Adjustments		Total Pro Forma
LIABILITIES:
Mortgages and other indebtedness	$8,747,218	$—		$8,747,218
Accounts payable and accrued expenses	415,727	—		415,727
Cash distributions and losses in partnerships and joint ventures at equity	47,157	—		47,157
Accrued dividends	19,293	—		19,293
Other liabilities	141,611	—		141,611

Total liabilities	9,371,006	—		9,371,006

COMMITMENTS AND CONTINGENCIES
LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP	887,255	—		887,255
LIMITED PARTNERS' PREFERRED INTEREST IN THE SPG OPERATING PARTNERSHIP	150,852	—		150,852
PREFERRED STOCK OF SUBSIDIARY Liquidation value $350,000 and $0 (pro forma), respectively	339,933	(339,933)	(A)	—
SHAREHOLDERS' EQUITY (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):
All series of preferred stock, 100,000,000 shares authorized; 5,881,116 and 16,881,116 (pro forma) issued and outstanding, respectively. Liquidation values $559,065 and $909,065 (pro forma), respectively	538,736	339,933	(A)	878,669
Common stock, $.0001 par value, 400,000,000 shares authorized, 171,330,445 issued and outstanding	17	—		17
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000 issued and outstanding	1	—		1
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—		—
Capital in excess of par value	3,312,158	—		3,312,158
Accumulated deficit	(768,204)	—		(768,204)
Unamortized restricted stock award	(29,168)	—		(29,168)
Accumulated other comprehensive income	(7,441)	—		(7,441)
Common stock held in treasury at cost, 2,098,555 shares	(52,329)	—		(52,329)

Total shareholders' equity	2,993,770	339,933		3,333,703

	$13,742,816	$—		$13,742,816

Simon Property Group, Inc. Consolidated
Pro Forma Statement of Operations
For the Three Months Ended March 31, 2001
(Dollars in thousands, except per share amount)
(Unaudited)

	Simon (Historical)	Pro Forma Adjustments		Total Pro Forma
REVENUE:
Minimum rent	$307,151	$—		$307,151
Overage rent	9,883	—		9,883
Tenant reimbursements	148,514	—		148,514
Other income	24,267	—		24,267

Total revenue	489,815	—		489,815

EXPENSES:
Property operating	78,626	—		78,626
Depreciation and amortization	106,492	—		106,492
Real estate taxes	52,787	—		52,787
Repairs and maintenance	19,727	—		19,727
Advertising and promotion	13,806	—		13,806
Provision for credit losses	2,904	—		2,904
Other	6,896	—		6,896

Total operating expenses	281,238	—		281,238

OPERATING INCOME	208,577	—		208,577
INTEREST EXPENSE	157,925	—		157,925

INCOME BEFORE MINORITY INTEREST	50,652	—		50,652
MINORITY INTEREST	(2,238)	—		(2,238)
GAIN ON SALES OF ASSETS, NET	2,711	—		2,711

INCOME BEFORE UNCONSOLIDATED ENTITIES	51,125	—		51,125
INCOME FROM UNCONSOLIDATED ENTITIES	11,742	—		11,742

INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	62,867	—		62,867
LESS:
LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP	11,491	—		11,491
PREFERRED DISTRIBUTIONS OF THE SPG OPERATING PARTNERSHIP	2,912	—		2,912
PREFERRED DIVIDENDS OF SUBSIDIARY	7,334	(7,334	)(B)	—

NET INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	41,130	7,334		48,464
PREFERRED DIVIDENDS	(9,185)	(7,334)	(B)	(16,519)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$31,945	$—		$31,945

Note 1	Fees of approximately $275 associated with the offering of the new preferred stock and the merger of the companies are deemed immaterial and are not reflected in the Pro Forma financial information above.
Note 2
The purchase accounting adjustments related to the acquisition of Properties' minority interest for approximately $98 are also deemed immaterial and are not presented in the Pro Forma financial information above.

Simon Property Group, Inc. Consolidated
Pro Forma Statement of Operations
For the Year Ended December 31, 2000
(Dollars in thousands, except per share amount)
(Unaudited)

	Simon (Historical)	Pro Forma Adjustments		Total Pro Forma
REVENUE:
Minimum rent	$1,227,857	$—		$1,227,857
Overage rent	56,438	—		56,438
Tenant reimbursements	602,829	—		602,829
Other income	125,613	—		125,613

Total revenue	2,012,737	—		2,012,737

EXPENSES:
Property operating	310,728	—		310,728
Depreciation and amortization	419,922	—		419,922
Real estate taxes	191,180	—		191,180
Repairs and maintenance	73,916	—		73,916
Advertising and promotion	65,470	—		65,470
Provision for credit losses	9,644	—		9,644
Other	32,313	—		32,313

Total operating expenses	1,103,173	—		1,103,173

OPERATING INCOME	909,564	—		909,564
INTEREST EXPENSE	637,173	—		637,173

INCOME BEFORE MINORITY INTEREST	272,391	—		272,391
MINORITY INTEREST	(10,725)	—		(10,725)
GAIN ON SALES OF ASSETS, NET OF ASSET WRITE DOWNS OF $10,572	9,132	—		9,132

INCOME BEFORE UNCONSOLIDATED ENTITIES	270,798	—		270,798
INCOME FROM UNCONSOLIDATED ENTITIES	84,322	—		84,322

INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	355,120	—		355,120
LESS:
LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP	76,203	—		76,203
PREFERRED DISTRIBUTIONS OF THE SPG OPERATING PARTNERSHIP	11,267	—		11,267
PREFERRED DIVIDENDS OF SUBSIDIARY	29,335	(29,335	)(C)	—

NET INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	238,315	29,335		267,650
PREFERRED DIVIDENDS	(36,808)	(29,335)	(C)	(66,143)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$201,507	$—		$201,507

Note 1	Fees of approximately $275 associated with the offering of the new preferred stock and the merger of the companies are deemed immaterial and are not reflected in the Pro Forma financial information above.
Note 2
The purchase accounting adjustments related to the acquisition of Properties' minority interest for approximately $98 are also deemed immaterial and are not presented in the Pro Forma financial information above.

Simon Property Group, Inc. Consolidated
Pro Forma Earnings Per Share
(Unaudited)

	Simon (Historical)	Pro Forma Adjustments	Total Pro Forma
BASIC AND DILUTED EARNINGS PER COMMON SHARE:
Net income before extraordinary items and cumulative effect of accounting change for the three months ended March 31, 2001	$0.19	$—	$0.19
Net income before extraordinary items and cumulative effect of accounting change for the year ended December 31, 2000	$1.16	$—	$1.16

    The pro forma adjustments included in the unaudited pro forma condensed financial information are based upon currently available information and upon certain assumptions that we believe are reasonable. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.

    Adjustment to pro forma consolidated balance sheet

(A)
To record the conversion of each Properties Series B Preferred Share into one Simon Series F Preferred Share and each Properties Series C Preferred Share into one Simon Series G Preferred Share.

    Adjustment to pro forma consolidated statement of operations for the three months ended March 31, 2001

(B)
To reflect the reclassification of preferred dividends of subsidiary to preferred dividends based upon the conversion of each Properties Series B Preferred Share into one Simon Series F Preferred Share and each Properties Series C Preferred Share into one Simon Series C Preferred Share.

    Adjustment to pro forma consolidated statement of operations for the year ended December 31, 2000

(C)
To reflect the reclassification of preferred dividends of subsidiary to preferred dividends based upon the conversion of each Properties Series B Preferred Share into one Simon Series F Preferred Share and each Properties Series C Preferred Share into one Simon Series C Preferred Share.

LEGAL MATTERS

    The validity of the shares of the Simon preferred stock offered by this information statement-prospectus will be passed upon by Baker & Daniels, Indianapolis, Indiana.

EXPERTS

    The audited financial statements and schedules incorporated by reference in this information statement-prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in the method of accounting for overage rent in 2000 as discussed in Note 15 to the financial statements of Simon and Simon Property Group, L.P.

STOCKHOLDER PROPOSALS

    If the merger is not completed for any reason, Properties will set a date for its 2001 annual meeting of stockholders. Pursuant to Rule 14a-8 under the Exchange Act, Properties stockholders may present proper proposals for inclusion in Properties' proxy statement and for consideration at its 2001 annual meeting of stockholders, in the event the merger is not completed, by submitting the proposals to Properties in a timely manner. In order to be included for the 2001 annual meeting, stockholder proposals must be received by Properties within a reasonable time before the meeting, and must otherwise comply with the requirements of Rule14a-8.

WHERE YOU CAN FIND MORE INFORMATION

    THIS INFORMATION STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE, INCLUDING IMPORTANT BUSINESS AND FINANCIAL INFORMATION, WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS INFORMATION STATEMENT-PROSPECTUS.

    All documents filed by Simon pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this information statement-prospectus and before the effective date of the merger are incorporated by reference into and are deemed to be a part of this information statement-prospectus from the date of filing of those documents.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT.

Properties

    The following documents, filed by Properties (File No. 1-12618) with the SEC, are hereby incorporated by reference into this information statement-prospectus:

  —
  Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2000; and

  —
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

Simon

    The following documents, filed by Simon or Simon and SRC (File No. 1-14469) with the SEC, are hereby incorporated by reference into this information statement-prospectus:

  —
  Annual Report on Form 10-K for the year ended December 31, 2000;

  —
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  —
  Current Reports on Form 8-K filed on February 16, 2001 and May 11, 2001; and

  —
  Proxy Statement dated April 2, 2001.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this information statement-prospectus will be deemed to be modified or superseded for purposes of this information statement-prospectus to the extent that a statement contained in this information statement-prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this information statement-prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this information statement-prospectus.

    The documents incorporated by reference into this information statement-prospectus are available upon request. Simon will provide a copy of any and all of the information that is incorporated by reference in this information statement-prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this information statement-prospectus are not themselves specifically incorporated by reference in this information statement-prospectus, then such exhibits will not be provided. ANY REQUEST FOR DOCUMENTS SHOULD BE MADE BY JUNE 21, 2001 TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS.

    Requests for documents should be directed to: Simon Property Group, 115 West Washington Street, Suite 15 East, Indianapolis, IN, Attention: Investor Relations (317) 685-7330.

    Properties and Simon (and SRC) file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

450 Fifth Street, N.W.
Room 1300
Washington, D.C. 20549

Reports, proxy statements and other information concerning Simon may be inspected at:

The New York Stock Exchange
20 Broad Street
New York, New York 10005

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room at the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.The SEC maintains an Internet site that contained reports, proxy statements and other information regarding each of us. The address of the SEC website is http://www.sec.gov.

    Simon has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the Simon preferred stock to be issued to holders of Properties preferred stock in the merger. This information statement-prospectus constitutes the prospectus of Simon filed as part of the registration statement. This information statement-prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

    THIS INFORMATION STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS INFORMATION STATEMENT-PROSPECTUS, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS INFORMATION STATEMENT-PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO

CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS INFORMATION STATEMENT-PROSPECTUS BY REFERENCE OR IN THE AFFAIRS OF PROPERTIES OR SIMON SINCE THE DATE OF THIS INFORMATION STATEMENT- PROSPECTUS.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This information statement-prospectus and the documents incorporated by reference into this information statement-prospectus (see "WHERE YOU CAN FIND MORE INFORMATION") include forward-looking statements about Properties and Simon within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that are not historical facts, such as future financial performance, anticipated developments, business strategy, projected costs and plans and objectives of Simon. Many of these statements are preceded by, followed by or otherwise include the words "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" or similar expressions. These statements may be made expressly in this document or may be incorporated by reference to other documents Properties or Simon has filed with the SEC.

    Although Simon believes that such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. Forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause our actual results to be materially different form any future results expressed or implied by us. The risks and uncertainties include those risks, uncertainties and risk factors identified, among other places, under "RISK FACTORS" in this document.

    These cautionary statements should not be construed by you as an exhaustive list or as any admission by us regarding the adequacy of disclosures made by either company. Simon cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by the forward-looking statements or other statements. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. Simon does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

APPENDIX A
AGREEMENT OF MERGER

    This Agreement of Merger is made as of May 9, 2001, by and between Simon Property Group, Inc., a Delaware corporation ("Simon"), and SPG Properties, Inc., a Maryland corporation ("Properties").

RECITALS

    A.  Each of the Boards of Directors of the parties hereto deem it advisable that Properties merge with and into Simon pursuant to Section 3-105 of the Maryland General Corporation Law and Section 252 of the Delaware General Corporation Law, on the terms and conditions hereof (the "Merger").

    B.  The authorized capital stock of Properties consists of: (i) 375,796,000 shares of Common Stock, par value $.0001 per share ("Properties Common") of which 113,668,027.32 shares are issued and outstanding and of which 113,664,297 shares are owned of record and beneficially by Simon; (ii) 12,000,000 shares of Class B Common Stock, par value $.0001 per share, none of which are issued and outstanding; (iii) 4,000 shares of Class C Common Stock, par value $.0001 per share, none of which are issued and outstanding; (iv) 250,000,000 shares of Excess Stock, par value $.0001 per share ("Excess Stock"), none of which are issued and outstanding; (v) 9,200,000 shares of Series B Cumulative Redeemable Preferred Stock, par value $.0001 per share ("Properties B Preferred") of which 8,000,000 shares are issued and outstanding and (vi) 3,000,000 shares of Series C Cumulative Step-Up Premium Rate Preferred Stock, par value $.0001 per share ("Properties C Preferred" and, together with the Properties B Preferred, the "Properties Preferred Stock") of which 3,000,000 shares are issued and outstanding.

    C.  The authorized capital stock of Simon consists of 750,000,000 shares, of which (i) 400,000,000 shares are classified as Common Stock (par value $.0001 per share), (ii) 12,000,000 shares are classified as Class B Common Stock (par value $.0001 per share, (iii) 4,000 shares are classified as Class C Common Stock (par value $.0001 per share), (iv) 72,181,502 shares are classified as Preferred Stock (par value $.0001 per share), of which (A) 209,249 shares are classified as 6.50% Series A Convertible Preferred Stock (par value $.0001 per share, (B) 5,000,000 shares are classified as 6.50% Series B Convertible Preferred Stock (par value $.0001 per share, (C) 209,249 shares are classified as 6.50% Series A Excess Preferred Stock (par value $.0001 per share), (D) 5,000,000 shares are classified as 6.50% Series B Excess Preferred Stock (par value $.0001 per share, (E) 2,700,000 shares are classified as Series C 7.00% Cumulative Convertible Preferred Stock (par value $.0001 per share), (F) 2,700,000 shares are classified as Series D 8.00% Cumulative Redeemable Preferred Stock (par value $.0001 per share), (G) 1,000,000 shares are classified as 8.00% Series E Cumulative Redeemable Preferred Stock (par value $.0001 per share), (H) 8,000,000 shares are classified as 8 3/4% Series F Cumulative Redeemable Preferred Stock (par value $.0001 per share) ("Simon F Preferred"), and (I) 3,000,000 shares are classified as 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock (par value $.0001 per share) ("Simon G Preferred" and, together with the Simon F Preferred, the "Simon Preferred Stock"), and (v) 237,996,000 shares are classified as Excess Common Stock (par value $.0001 per share).

    D.  The Boards of Directors have been advised that, under Maryland law, the only shares of capital stock of Properties that are eligible to vote on the Merger are the shares of Properties Common.

    E.  The Boards of Directors have been advised that no vote by the stockholders of Simon to approve the Merger is required under Delaware law.

A–1

AGREEMENT

    In consideration of the premises and mutual covenants set forth herein, the parties hereto agree as follows:

     1.  Effective Time.  The Merger shall be effective at the time and on the date set forth in the Articles of Merger to be filed with the Maryland State Department of Assessments and Taxation and in the Certificate of Merger to be filed with the Secretary of State of the State of Delaware.

     2.  Effects of Merger.  At the Effective Time, Properties shall be merged with and into Simon. Simon shall continue to be governed by the laws of the State of Delaware. In addition, the Merger shall have such other effects as are specified by applicable law.

     3.  Cancellation and Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of capital stock of Properties,

    (a) Each of the issued and outstanding shares (and any fractional interest therein) of Properties Common that are owned by holders other than Simon other than Dissenting Shares (as hereafter defined) automatically shall be converted into and become the right to receive $26.28 in cash (the "Common Stock Merger Consideration").

    (b) Each of the issued and outstanding shares of Properties Common that are owned by Simon shall be extinguished and canceled automatically, without any payment or other distribution in respect thereof.

    (c) Each of the issued and outstanding shares of Properties B Preferred automatically shall be converted into and become the right to receive one share of Simon F Preferred.

    (d) Each of the issued and outstanding shares of Properties C Preferred shall be converted into and become the right to receive one share of Simon G Preferred.

    (e) All of the shares of capital stock of Properties other than Dissenting Shares shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented any such shares (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Common Stock Merger Consideration or certificates representing the number of shares of Simon Preferred Stock, to which such holder is entitled.

    (f)  "Dissenting Shares" shall mean shares of Properties Common held by any person who properly exercises and perfects appraisal rights under Sections 3-201 et seq. of the Maryland General Corporation Law as a dissenting shareholder. Holders of Dissenting Shares shall have the rights accorded to them under the Maryland General Corporation Law and shall not receive any part of the Common Stock Merger Consideration.

     4.  Conditions.  The obligations of each party to consummate the Merger shall be subject to the following conditions unless waived by both parties:

    (a) The holders of a majority of the outstanding shares of Properties Common shall have approved and adopted this Agreement and approved the Merger;

    (b) No provision of applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger or the transactions contemplated by this Agreement;

    (c) The Securities and Exchange Commission (the "Commission") shall have declared the registration statement to be filed by Simon (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the securities to be issued in the Merger effective under

A–2

the Act, and no stop order or similar restraining order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission;

    (d) The shares of Simon F Preferred to be issued in the Merger shall have been approved for listing on The New York Stock Exchange, subject to official notice of issuance; and

    (e) There shall have been delivered to Simon an opinion of Baker & Daniels to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

     5.  Exchange Procedures; Surrender of Certificates.

    (a) Mellon Investor Services LLC shall act as Exchange Agent in the Merger (the "Exchange Agent").

    (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Simon may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Common Stock Merger Consideration or the shares of Simon Preferred Stock issuable in connection with the Merger, as the case may be. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Common Stock Merger Consideration or the shares of Simon Preferred Stock issuable in connection with the Merger, as the case may be. In no event shall the holder of any Certificate be entitled to receive interest on any funds to be received in the Merger. If the shares of Simon Preferred Stock issuable in connection with the Merger are to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer taxes or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

    (c) Unless and until the Certificates evidencing shares of Properties Preferred Stock have been exchanged for shares of Simon Preferred Stock as provided in this Section 5, such Certificates shall evidence ownership of the shares of Simon Preferred Stock into which the shares of Properties Preferred Stock have been converted for all purposes, including the right to receive dividends paid thereon.

    (d) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Simon in its reasonable discretion, the posting by such person of a bond in such amount as Simon may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Common Stock Merger Consideration or the shares of Simon Preferred Stock issuable in connection with the Merger, as the case may be, deliverable in respect thereof pursuant hereto.

    (e) At or after the Effective Time there shall be no transfers on the stock transfer books of Properties of any shares of capital stock of Properties. If, after the Effective Time, Certificates are presented for transfer, they shall be canceled and exchanged for the Common Stock Merger Consideration or the shares of Simon Preferred Stock issuable in connection with the Merger, as the case may be, as provided in, and subject to the provisions of, this Agreement of Merger.

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    (f)  Six (6) months after the Effective Time, Simon may require the Exchange Agent to deliver to it any part of the Common Stock Merger Consideration which has not been disbursed to holders of Properties Common; provided, however, that Simon shall not be liable to any holder of Certificates for the Common Stock Merger Consideration or the shares of Simon Preferred Stock issuable in connection with the Merger, as the case may be, (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     6.  Delaware Registered Office.  The address of the registered office of Simon in Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware.

     7.  Maryland Resident Agent.  Simon desires to transact business in Maryland as a foreign corporation after the Merger. The name and address of Simon's resident agent in Maryland is c/o The Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202.

     8.  Termination.  Subject to applicable law, this Agreement of Merger may be amended, modified, supplemented or abandoned by mutual consent of the parties hereto, at any time prior to the filing of Articles of Merger with the Maryland State Department of Assessments and Taxation and the filing of a Certificate of Merger with the Secretary of State of Delaware.

     9.  Counterparts.  This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

    10.  Governing Law.  This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the internal laws of the State of Delaware without regard to the principles of conflicts of law thereof, except to the extent that Maryland law may apply to Properties or to the obligations of Properties hereunder.

    11.  Section Headings.  The section headings in this Agreement of Merger have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement of Merger to be executed on its behalf.

SIMON PROPERTY GROUP, INC.
By:
David Simon, Chief Executive Officer
SPG PROPERTIES, INC.
By:
David Simon, Chief Executive Officer

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APPENDIX B—SECTIONS 3-201 ET SEQ. OF THE MARYLAND
GENERAL CORPORATION LAW

§ 3-201. "Successor" defined.

    (a)  Corporation amending charter. In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

    (b) Corporation whose stock is acquired. When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

§ 3-202. Right to fair value of stock.

    (a)  General rule. Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

      (1) The corporation consolidates or merges with another corporation;

      (2) The stockholder's stock is to be acquired in a share exchange;

      (3) The corporation transfers its assets in a manner requiring action under § 3-105 (e) of this title;

      (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

      (5) The transaction is governed by § 3-602 of this title or exempted by § 3-603 (b) of this title.

    (b) Basis of fair value.

      (1) Fair value is determined as of the close of business:

         (i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under § 3-106; or

        (ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

      (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

      (3) In any transaction governed by § 3-602 of this title or exempted by § 3-603 (b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603 (b) of this title.

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    (c) When right to fair value does not apply. Unless the transaction is governed by § 3-602 of this title or is exempted by §3-603 (b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:

      (1) The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market:

         (i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under § 3-106; or

        (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

      (2) The stock is that of the successor in a merger, unless:

         (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

        (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

      (3) The stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

      (4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

      (5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

§ 3-203. Procedure by stockholder.

    (a)  Specific duties. A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:

      (1) Shall file with the corporation a written objection to the proposed transaction:

         (i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under § 3-106; or

        (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of action taken under §2-505(b) of this article, within 10 days after the corporation gives the notice required by §2-505(b) of this article;

      (2) May not vote in favor of the transaction; and

      (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.

    (b) Failure to comply with section. A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

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§ 3-204. Effect of demand on dividend and other rights.

    A stockholder who demands payment for his stock under this subtitle:

      (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

      (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand.

    A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights.

    (a)  When rights restored. The rights of a stockholder who demands payment are restored in full, if:

      (1) The demand for payment is withdrawn;

      (2) A petition for an appraisal is not filed within the time required by this subtitle;

      (3) A court determines that the stockholder is not entitled to relief; or

      (4) The transaction objected to is abandoned or rescinded.

    (b) Effect of restoration. The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Notice and offer to stockholders.

    (a)  Duty of successor.

      (1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

      (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

         (i) A balance sheet as of a date not more than six months before the date of the offer;

        (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

        (iii) Any other information the successor considers pertinent.

    (b) Manner of sending notice. The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors.

    (a)  Petition for appraisal. Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court

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of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

    (b) Consolidation of suits; joinder of objectors.

      (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

      (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate.

    (a)  Submission of certificate. At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

    (b) Transfer of stock bearing notation. If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value.

    (a)  Court to appoint appraisers. If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

    (b) Report of appraisers—Filing. Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

    (c) Same—Contents. The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

    (d) Same—Service; objection.

      (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

      (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers' report.

    (a)  Order of court. The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

      (1) Confirms, modifies, or rejects it; and

      (2) If appropriate, sets the time for payment to the stockholder.

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    (b) Procedure after order.

      (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

      (2) If the appraisers' report is rejected, the court may:

         (i) Determine the fair value of the stock and enter judgment for the stockholder; or

        (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

    (c) Judgment includes interest.

      (1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

      (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

         (i) The price which the successor offered for the stock;

        (ii) The financial statements and other information furnished to the stockholder; and

        (iii) Any other circumstances it considers relevant.

    (d) Costs of proceedings.

      (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

         (i) The price which the successor offered for the stock;

        (ii) The financial statements and other information furnished to the stockholder; and

        (iii) Any other circumstances it considers relevant.

      (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

         (i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or

        (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

    (e) Effect of judgment. The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

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§ 3-212. Surrender of stock.

    The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

      (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

      (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock.

    (a)  General rule. A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

    (b) Successor in transfer of assets. After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

    (c) Successor in consolidation, merger, or share exchange. Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

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INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

    The Registrant's officers and directors are indemnified under Delaware law.

    The Delaware General Corporation Law (the "DGCL") generally permits a corporation to indemnify its directors and officers, among others, against expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred by them in the defense or settlement of third-party actions or action by or in right of a corporation, and for judgments in third party actions, provided there is a determination by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by majority vote of a quorum of stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the interests of the corporation, and in a criminal proceeding, that the person had no reason to believe his or her conduct to be unlawful. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable. The DGCL states that the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or interested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

    The Registrant's Charter contains a provision limiting the liability of directors and officers to the Registrant and its stockholders to the fullest extent permitted under and in accordance with the laws of the State of Delaware. The Registrant's Charter provides that the directors will not be personally liable to the corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision will not eliminate or limit the liability of a director for (1) any breach of the director's duty of loyalty to the corporation and its stockholders; (2) acts or omissions not in good faith; (3) any transaction from which the director derived an improper personal benefit; or (4) any matter in respect of which such director would be liable under Section 174 of the DGCL. The personal liability of a director for violation of the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director. No amendment of the Registrant's Charter shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. The Registrant's By-Laws contain provisions which implement the indemnification provisions of the Charter.

    The Registrant has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that the Registrant indemnify its directors and officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Registrant also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover each director and officer if the Registrant obtains directors' and officers' liability insurance.

    In addition, the Registrant has a directors' and officers' liability and company reimbursement policy that insures against certain liabilities, including liabilities under the Securities Act, subject to applicable retentions.

Item 21.  Exhibits

    The list of exhibits is incorporated by reference to the Index to Exhibits on page E-1.

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Item 22.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on May 22, 2001.

SIMON PROPERTY GROUP, INC.
By:	/s/ DAVID SIMON David Simon, Chief Executive Officer

    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated and on May 22, 2001.

Signature	Title

/s/ DAVID SIMON David Simon	Chief Executive Officer and Director (Principal Executive Officer)
* Herbert Simon	Co-Chairman of the Board of Directors
* Melvin Simon	Co-Chairman of the Board of Directors
* Hans C. Mautner	Vice Chairman of the Board of Directors
* Richard Sokolov	President, Chief Operating Officer and Director
* Birch Bayh	Director
* Pieter S. van den Berg	Director
* G. William Miller	Director

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* Fredrick W. Petri	Director
* J. Albert Smith	Director
* Philip J. Ward	Director
* M. Denise DeBartolo York	Director
/s/ STEPHEN E. STERRETT Stephen E. Sterrett	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JOHN DAHL John Dahl	Senior Vice President (Principal Accounting Officer)
*By	/s/ DAVID SIMON David Simon, Attorney-in-Fact

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EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION
1.1		Agreement of Merger dated May 9, 2001, between Simon Property Group, Inc. and SPG Properties, Inc. (appears as Appendix A to the information statement-prospectus which is a part of this Registration Statement).
3.1	*
Restated Certificate of Incorporation of Simon Property Group, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Simon Property Group, Inc. and SRC Realty Consultants, Inc. on October 9, 1998).
3.2	*	Restated By-Laws of Simon Property Group, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by Simon Property Group, Inc. and SRC Realty Consultants, Inc. on October 9, 1998).
4.1	*	Certificate of the Powers, Designations, Preferences and Rights of the 8 3/4% Series F Cumulative Redeemable Preferred Stock, $.0001 Par Value, of Simon Property Group, Inc.
4.2	*	Certificate of the Powers, Designations, Preferences and Rights of the 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock, $.0001 Par Value, of Simon Property Group, Inc.
4.3	*	Form of Stock Certificate for shares of 8 3/4% Series F Cumulative Redeemable Preferred Stock, $.0001 Par Value, of Simon Property Group, Inc.
4.4	*	Form of Stock Certificate for shares of 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock, $.0001 Par Value, of Simon Property Group, Inc.
5.1	*	Opinion of Baker & Daniels regarding validity of the Simon preferred stock.
8.1	*	Opinion of Baker & Daniels regarding tax matters.
12.1		Statement regarding computation of ratios.
21.1	*	List of Subsidiaries of Simon Property Group, Inc. (incorporated by reference to Exhibit 21.1 to the Form 10-K filed by Simon Property Group, Inc. and SRC Realty Consultants, Inc. on March 29, 2001).
23.1		Consent of Arthur Andersen LLP.
23.2	*	Consent of Baker & Daniels (included in its opinions filed as Exhibits 5.1. and 8.1).
24.1	*	Powers of Attorney (included on signature pages).
99.1		Form of letter of transmittal for common stock.
99.2		Form of letter of transmittal for 8 3/4% Series B Cumulative Redeemable Preferred Stock.
99.3		Form of letter of transmittal for 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock.

*
Previously filed.

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QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
RISK FACTORS
PROPERTIES SPECIAL MEETING
THE MERGER
FEDERAL INCOME TAX CONSEQUENCES
INFORMATION ABOUT PROPERTIES AND SIMON
POLICIES OF SIMON FOLLOWING THE MERGER
DESCRIPTION OF SIMON PREFERRED STOCK TO BE ISSUED IN THE MERGER
DIFFERENCES BETWEEN PROPERTIES AND SIMON ORGANIZATIONAL DOCUMENTS AND MARYLAND AND DELAWARE LAW
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
APPENDIX A
APPENDIX B
SIGNATURES
EXHIBIT INDEX